As filed pursuant to Rule 424(b)(5)
Under the Securities Act of 1933
Registration No. 333-169690

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
6 3/8 % Senior Notes due 2018	$775,000,000	100.000%	$775,000,000	$55,257.50
6 5/8 % Senior Notes due 2020	$775,000,000	100.000%	$775,000,000	$55,257.50
Guarantees related to the Senior Notes (2)	—	—	—	—

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933. Total registration fee is $110,515.00.
(2)	Pursuant to Rule 457(n) of the Securities Act of 1933, no separate fee is payable with respect to the guarantees.

P R O S P E C T U S    S U P P L E M E N T

(To prospectus dated September 30, 2010)

$1,550,000,000

DaVita Inc.

$775,000,000 6 3/8% Senior Notes due 2018

$775,000,000 6 5/8% Senior Notes due 2020

We are offering $775 million aggregate principal amount of 6 3/8% Senior Notes due 2018 and $775 million aggregate principal amount of 6 5/8% Senior Notes due 2020. We will pay interest on the notes on May 1 and November 1 of each year, beginning May 1, 2011. The 6 3/8% Senior Notes due 2018 will mature on November 1, 2018 and the 6 5/8% Senior Notes due 2020 will mature on November 1, 2020. We may redeem some or all of the 6 3/8% Senior Notes due 2018 at any time on or after November 1, 2013 at redemption prices described in this prospectus supplement and prior to such date at a “make-whole” redemption price. We may redeem some or all of the 6 5/8% Senior Notes due 2020 at any time on or after November 1, 2014 at redemption prices described in this prospectus supplement and prior to such date at a “make-whole” redemption price. At any time prior to November 1, 2013, we may also redeem up to 35% of the 6 3/8% Senior Notes due 2018 and up to 35% of the 6 5/8% Senior Notes due 2020 with the net cash proceeds we receive from certain equity offerings. If a change of control triggering event as described in this prospectus supplement under the heading “Description of Notes—Change of control” occurs, we may be required to offer to purchase the notes from the holders.

The notes will be general unsecured senior obligations and rank equally with our unsecured senior indebtedness. The notes are guaranteed by certain of our domestic subsidiaries. The guarantees will rank pari passu to all existing and future indebtedness and other obligations of the guarantors. The notes and guarantees will be effectively subordinated to all of our and the guarantors’ existing and future secured debt (including our new senior secured credit facilities) to the extent of the value of the collateral securing such debt and structurally subordinated to all of the liabilities of any of our subsidiaries that do not guarantee the notes. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The closing of this offering is conditioned on, among other things, the closing of the new senior secured credit facilities.

See “Risk Factors” beginning on page S-19 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Per 2018 note	Per 2020 note	Total
Public offering price (1)	100.000%	100.000%	$1,550,000,000
Underwriting discount	1.625%	1.625%	$25,187,500
Proceeds, before expenses, to us (1)	98.375%	98.375%	$1,524,812,500
(1) Plus accrued interest from October 20, 2010, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about October 20, 2010.

Joint Book-Running Managers

BofA Merrill Lynch

J.P. Morgan

Credit Suisse

Barclays Capital

Goldman, Sachs & Co.

Wells Fargo Securities

Co-Managers

Credit Agricole CIB	Mitsubishi UFJ Securities	RBC Capital Markets

Scotia Capital	SunTrust Robinson Humphrey

The date of this prospectus supplement is October 5, 2010.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part, the accompanying prospectus dated September 30, 2010, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any one of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our,” “DaVita” and “Company” refer to DaVita Inc. and, in some instances, its consolidated subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents deemed to be incorporated by reference in this prospectus supplement contains or may contain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for such statements contained in these documents. All statements that do not concern historical facts are forward-looking statements and include, among other things, statements about our expectations, beliefs, intentions and/or strategies for the future. These forward-looking statements include statements regarding anticipated refinancing transactions, our future operations, financial condition and prospects, expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, cash flow, operating cash flow, estimated tax rates, capital expenditures, the development of new centers and center acquisitions, government and commercial payment rates, revenue estimating risk and the impact of our related level of indebtedness on our financial performance, including earnings per share. These statements can sometimes be identified by the use of forward looking words such as “may,” “believe,” “will,” “should,” “could,” “would,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “continue,” “seek,” “forecast,” or “intend” or other similar words or expressions of the negative thereof.

These statements involve substantial known and unknown risks and uncertainties that could cause our actual results to differ materially from those described in the forward-looking statements, including, but not limited to:

•	risks resulting from the regulatory environment in which we operate,

•	economic and market conditions,

•	competitive activities,

•	other business conditions,

•	accounting estimates, the variability of our cash flows,

•	the concentration of profits generated from commercial payor plans,

•	continued downward pressure on average realized payment rates from commercial payors, which may result in the loss of revenue or patients,

•	a reduction in the number of patients under higher-paying commercial plans,

•

a reduction in government payment rates or changes to the structure of payments under the Medicare ESRD program or other government-based programs, including, for example, the implementation of a bundled payment rate system beginning January 2011 which will lower reimbursement for services we provide to Medicare patients, and the impact of health care reform legislation that was enacted in the United States in March 2010,

•	changes in pharmaceutical or anemia management practice patterns, payment policies, or pharmaceutical pricing,

•	our ability to maintain contracts with physician medical directors,

•	legal compliance risks, including our continued compliance with complex government regulations,

•	the resolution of ongoing investigations by various federal and state government agencies,

•	continued increased competition from large and medium sized dialysis providers that compete directly with us, and

•	our ability to complete, integrate and successfully operate any businesses we may acquire.

The forward-looking statements included or incorporated by reference in this prospectus supplement are only made as of the date of this prospectus supplement or the respective document incorporated by reference herein, as applicable. Except as required by law, we undertake no obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. See “Where You Can Find More Information.”

INDUSTRY AND MARKET DATA

Industry and market data contained or incorporated by reference in this prospectus supplement were obtained through company research, surveys and studies conducted by third parties and industry and general publications or based on our experience in the industry. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys and assumptions are reliable and market definitions are appropriate, neither these surveys and assumptions nor these definitions have been verified by any independent sources and we cannot assure that they are accurate.

SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference herein and therein, including our financial statements and related notes, before making an investment decision. Unless this prospectus supplement indicates otherwise or the context otherwise requires the terms “we,” “our,” “us,” “DaVita” and “the Company” refer to DaVita Inc. and, in some instances, its consolidated subsidiaries. In this summary, we have presented certain financial measures, such as free cash flow, net debt, pro forma Adjusted EBITDA and Adjusted EBITDA and metrics derived therefrom, that are non-GAAP financial measures. We are presenting these non-GAAP financial measures because we believe that they provide us and readers of this prospectus supplement with useful supplemental information. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. See “Summary—Summary Financial and Operating Data” for a reconciliation of these non-GAAP financial measures to their most comparable measure calculated and presented in accordance with GAAP.

Our Company

We are a leading provider of kidney dialysis services in the United States for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. ESRD is the stage of advanced kidney impairment that requires continued dialysis treatments or a kidney transplant to sustain life. Dialysis is the removal of toxins, fluids and salts from the blood of ESRD patients by artificial means. As of June 30, 2010, we provided dialysis services in the United States through a network of 1,582 outpatient dialysis centers located in 42 states and the District of Columbia, serving approximately 122,000 patients. Our centers offer outpatient hemodialysis treatments and other ESRD-related services such as the administration of physician-prescribed pharmaceuticals, including erythropoietin, or EPO, vitamin D analogs and iron supplements. We also provide services for home dialysis patients, vascular access, disease management services and laboratory services related to ESRD. As of June 30, 2010, we also provided acute inpatient dialysis services in 714 hospitals.

Our dialysis and related lab services business accounts for approximately 95% of our consolidated net operating revenues for the twelve months ended June 30, 2010. Other ancillary services and strategic initiatives account for approximately 5% of our consolidated net operating revenues for the same period and primarily relate to our core business of providing renal care services. For the twelve months ended June 30, 2010, we generated consolidated net operating revenues of $6,288 million, Adjusted EBITDA of $1,240 million and net income attributable to DaVita of $438 million.

We provide our services through the following business segments:

Dialysis and Related Lab Services. Our network of 1,582 outpatient dialysis centers in the United States is designed specifically for outpatient hemodialysis. In the twelve months ended June 30, 2010, we added a total of 90 outpatient dialysis centers primarily as a result of acquisitions and the opening of new centers, net of center closures and divestitures. This represented a total increase over the same period of approximately 6% to our overall network of outpatient dialysis centers.

We also provided hospital inpatient hemodialysis services, excluding physician services, to patients in 714 hospitals as of June 30, 2010. We render these services for a contracted per-treatment fee which is individually negotiated with each hospital. When a hospital requests our services, we typically administer the dialysis treatment at the patient’s bedside or in a dedicated treatment room in the hospital, as needed. In the twelve months ended June 30, 2010, hospital inpatient hemodialysis services accounted for approximately 5% of our total dialysis treatments.

We also own two separately incorporated, licensed, clinical laboratories, which specialize in ESRD patient testing. These specialized laboratories provide routine laboratory tests for dialysis and other physician-prescribed laboratory tests for ESRD patients. Our laboratories provide these tests predominantly for our network of ESRD patients throughout the United States. These tests are performed to monitor a patient’s ESRD condition, including the adequacy of dialysis, as well as other medical conditions. Our laboratories utilize information systems which provide information to our dialysis centers regarding critical outcome indicators.

Ancillary Services and Strategic Initiatives. Our ancillary services and strategic initiatives consist of pharmacy services, infusion therapy services, disease management services, vascular access services, ESRD clinical research programs and physician services.

Our Industry

The loss of kidney function is normally irreversible. Typical causes of kidney failure are Type I and Type II diabetes, high blood pressure, polycystic kidney disease, long-term autoimmune attack on the kidney and prolonged urinary tract obstruction. Patients receiving dialysis treatment for ESRD generally require such treatment at least three times per week for the rest of their lives. Treatment options that we provide for ESRD are hemodialysis and peritoneal dialysis. Hemodialysis, the most common form of ESRD treatment, uses an artificial kidney, called a dialyzer, to remove toxins, fluids and salt from the patient’s blood. The procedure is typically performed at a freestanding center, a hospital-based outpatient center, or at the patient’s home. Peritoneal dialysis is the elimination of toxins, fluids and salts using the patient’s peritoneal or abdominal cavity and is typically performed in the patient’s home.

The dialysis industry is characterized by:

Stable and Growing Patient Base. The nature of ESRD allows for significant demand stability due to a lack of clinical need controversy and limited treatment alternatives for patients. In addition, patients require treatment at least three times a week for the rest of their lives, regardless of seasonality or macroeconomic conditions. According to the United States Renal Data System, there were 382,000 ESRD patients receiving dialysis treatment in the United States in 2008 and the underlying ESRD dialysis patient population has grown at an approximate compounded annual rate, or CAGR, of 3.8% from 2000 to 2008, the latest period for which such data is available. The growth is attributable to the aging of the population, increased incidence rates for diseases that cause kidney failure such as diabetes and hypertension, lower mortality rates for dialysis patients and the growth rates of certain ethnic and racial populations that have higher than average incidence rates of ESRD.

Competitive Landscape. The dialysis industry has consolidated significantly over time. The two largest dialysis service providers care for nearly two-thirds of the U.S. dialysis patient population, with DaVita serving approximately 30% of that population. The remaining third of the industry is highly fragmented, comprised of regional chains, local hospital based dialysis facilities and physician and other independently-owned centers. In addition, the dialysis patient population has steadily shifted from hospital-based dialysis clinics to freestanding units typically employed by the large dialysis organizations.

Universal Medicare Reimbursement. Since 1972, the federal government has provided universal payment coverage for dialysis treatments under the Medicare ESRD program to patients without private insurance or other insurance, regardless of age or financial circumstances. Although Medicare reimbursement limits the allowable charge per treatment, it provides industry participants with a relatively predictable and recurring revenue stream for dialysis services provided to patients without private insurance. For DaVita, revenue attributable to Medicare and Medicare-assigned plans represented 57% of 2009 dialysis and related lab services revenues.

Significant Government Responsibility. Because of universal Medicare reimbursement for dialysis treatment, the federal government provides significant oversight and regulation of the dialysis sector on a federal, state and local level. A primary concern is the significant, yet fragmented, presence of approximately 900 independent providers of dialysis treatments, whose survival depends on adequate Medicare reimbursement rates. Given patient dependence on dialysis for sustaining life and the critical financial role undertaken by the government, we believe there is likely to be some protection from government rate cuts or any cuts which would make it difficult for small and regional providers to continue to offer dialysis services to their patients.

New Bundled Reimbursement System. Under the existing Medicare ESRD program, dialysis providers receive a composite payment rate to cover routine dialysis treatments and certain supplies. There is a separate payment for laboratory testing and pharmaceuticals such as EPO, vitamin D analogs and iron supplements that are not included in the composite payment rate.

As of January 2011, a new system will be in effect under which all ESRD payments will be made under a single bundled payment rate that will be adjusted annually for inflation based upon a market basket index, less a productivity improvement factor. The bundled payment rate provides a fixed rate to encompass all goods and services provided during the dialysis treatment, including those pharmaceuticals that were historically separately reimbursed, such as EPO, vitamin D analogs and iron supplements and laboratory testing. Dialysis providers have the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011, or to phase in over four years.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Superior Clinical Outcomes. We believe that the clinical outcomes of our patient population compare favorably with other dialysis providers and generally exceed the dialysis outcome quality indicators of the National Kidney Foundation. To better assess overall outcomes improvement we have developed our own index, which we refer to as the DaVita Quality Index, or DQI. DQI takes into account outcomes associated with adequacy of dialysis, anemia management, cardiovascular and bone disease, nutrition, and vascular access. The DQI methodology awards points for the percentage of patients exceeding a specified goal and deducts points for the percentage of patients falling below a certain level, providing an objective measure of our total patient care. We believe that DQI correlates with patient survival and likelihood of hospitalization. We believe that our strong clinical outcomes have led to improved quality of life for our patients, lower mortality rates, reduced hospitalizations, and greater satisfaction with care. We believe that this, in turn, has reduced overall patient costs for the payors. In addition, we have an active national physician council, consisting of twenty physicians across the country, that advises our senior management on all clinical issues impacting our operations. DaVita and its affiliated physicians collaborated to achieve outstanding clinical outcomes in 2009. As just one example, our patients’ 2009 gross mortality rate improved for the fourth straight year to 16%, a 13% improvement from our 2005 mortality rate of 19%.

Leading Provider With Scale and a Strong Competitive Position. We are a leading provider of kidney dialysis services in the United States, as measured by both number of treatments and centers, with an approximate 30% share based on number of patients. We have 1,582 locations in the United States and have provided more than 17 million treatments in the twelve months ended June 30, 2010. Our national scale allows us to: (1) provide industry leading quality care that attracts patients and referring physicians; (2) provide our patient base with convenient locations and access to a full range of services; (3) benefit from economies of scale in purchases of pharmaceuticals and other medical supplies and services; (4) enhance relationships with managed care payors by offering a broad geographic network and an extensive set of related service to lower the overall cost of patient care; (5) leverage information technology and compliance systems; (6) provide a greater depth and breadth of services, including vascular access, nocturnal dialysis, home hemodialysis, peritoneal dialysis and disease management services; (7) strengthen our medical director recruitment and retention initiatives; and (8) develop the expertise and obtain the resources needed to continue to expand the business through de novo center expansion and selected acquisitions.

Comprehensive Compliance Program. Our dialysis operations are subject to extensive federal, state and local government regulations. Management has designed and implemented a company-wide, corporate compliance program as part of our commitment to comply fully with all applicable laws and regulations and to maintain the high standards of conduct we expect from all of our employees, who we refer to as our teammates. To increase awareness of the necessity of complying with all applicable laws and regulations, we have developed ongoing training programs for our teammates through our in-house training program, DaVita University. In addition, we have well-established guidelines around physician roles and responsibilities and require that our physicians attest to their adherence to these guidelines on a periodic basis. Our compliance programs are overseen by our Chief Compliance Officer who reports directly to our Chief Executive Officer and to the Compliance Committee of our Board of Directors. We believe that we have developed a culture that fosters and encourages compliance throughout our Company.

Strong and Stable Free Cash Flow Generation. We have demonstrated strong and resilient financial performance even through the recent macroeconomic downturn as demand for care is steady, predictable and independent of the many macroeconomic factors affecting the broader economy. Our growth has been underpinned by the stable volume growth of the underlying dialysis patient population, which has increased at a CAGR of 3.8% from 2000 through 2008, the latest period for which such data is available. We believe that this stability of demand and reimbursement for our services, consistent Adjusted EBITDA margins and efficient management of our working capital have resulted in strong operating cash flow. We have increased our net cash provided by operating activities from $581 million in 2007 to $878 million for the twelve months ended June 30, 2010, representing a CAGR of 18%. In addition, our centers generally require limited and predictable maintenance capital expenditures once they are operational, resulting in strong and stable free cash flow generation, which allows us to fund our growth-related investments and reduce our indebtedness. Our maintenance capital expenditures have averaged approximately $110 million, or approximately 2% of our average consolidated net operating revenues, between 2007 and the twelve months ended June 30, 2010. We have increased our free cash flow from $421 million in 2007 to $692 million for the twelve months ended June 30, 2010, representing a CAGR of 22%.

Proven History of Rapid Deleveraging. A combination of Adjusted EBITDA growth and debt repayment has resulted in our rapidly deleveraging our balance sheet. At the time of the acquisition of Gambro Healthcare, Inc. in 2005, we increased our net indebtedness to approximately $4.2 billion, representing net leverage of 5.2x Adjusted EBITDA for the year ended December 31, 2004, pro forma for the Gambro Healthcare acquisition and related financings. Since the closing of that acquisition, we reduced our net leverage to 2.3x Adjusted EBITDA for the twelve months ended June 30, 2010. Excluding $493 million of share repurchases made from January 1, 2006 through June 30, 2010 (assuming the cash had been applied toward paying down debt instead of share repurchases), our net leverage would have been 1.9x Adjusted EBITDA for the twelve months ended June 30, 2010. For purposes of showing the GAAP equivalents, our ratio of net indebtedness to operating income was 15.3x for the year ended December 31, 2004 and 3.0x for the twelve months ended June 30, 2010. Our ratio of net indebtedness to operating income would have been 2.4x for the twelve months ended June 30, 2010, assuming the $493 million of share repurchases had been applied toward paying down debt.

Experienced Management Team. Our management team has extensive experience and expertise in the dialysis industry with an average of 15 years of industry experience. Under management’s guidance, we have enjoyed consistent improvements in clinical outcomes, improving contract negotiation results with managed care payors, strong organic growth and successful acquisition and de novo growth. Our consolidated net operating revenues, operating (loss) income and number of outpatient dialysis centers in operation grew from $1.4 billion, ($64) million, and 572, respectively, for the year ended December 31, 1999, which was the year when our current Chief Executive Officer, Kent Thiry joined our Company as CEO, to $6.3 billion, $969 million and 1,582, respectively as of and for the twelve months ended June 30, 2010.

Our Strategy

We plan to continue to grow our business and improve our financial performance by implementing our business strategy, the key elements of which are:

Continuous Improvement in Patient Care. We believe our reputation for providing quality patient care is a key factor in attracting patients and qualified medical directors as well as in maintaining and building relationships with referring physicians and managed care and government payors. We strive to deliver best-in-class clinical outcomes as well as increase patient involvement in their care. For example, our DaVita at Home initiative is committed to leading the introduction and promotion of effective home hemodialysis and peritoneal dialysis solutions for healthier, more independent dialysis patients who prefer to dialyze at home. We are committed to continuous improvement in our medical and clinical processes through quality management programs to monitor and enhance the level of services we deliver. Through these quality management programs supervised by the office of our Chief Medical Officer and our Directors of Clinical Services, we continuously work to promote our high standards of patient care. These efforts include further development and implementation of patient care policies and procedures, clinical education and training programs, clinical guidelines and protocols and audits of the quality of services rendered at each of our centers.

Developing and Maintaining Strong Relationships With Physicians. We continuously seek to develop relationships with nephrologists. We believe that collaborating with these physicians leads to enhanced quality of care, patient satisfaction and physician satisfaction. We intend to sustain and strengthen our physician relationships by emphasizing our high quality of care and state-of-the-art centers, expanding our broad array of services and technologies, developing and offering quality training programs and continuing to involve our physicians in establishing clinical guidelines and protocols.

Optimizing Costs Under the Bundled Rate Reimbursement Environment. Under a bundled reimbursement system, we will receive the same reimbursement for a given treatment irrespective of the level of pharmaceuticals administered or additional services performed. As a patient focused company, we will continue to manage our pharmaceutical and other costs on a clinical needs basis by training our teammates to ensure that we continue to achieve superior clinical outcomes, while seeking to realize cost reductions. As a large national provider of dialysis services, we intend to effectively leverage our size and scale to control pharmaceutical and other supply costs within our network of vendors, through both price negotiations and effective vendor selection with our multiple suppliers. Furthermore, we are developing jointly with our nephrologist partners, treatment protocols that will capitalize on opportunities for clinical innovation to reduce costs while maintaining the same or better clinical outcomes. It is important to note that, while pharmaceutical protocols are one component of these initiatives, the ultimate decision on what pharmaceutical to prescribe, and the quantities thereof, is made by the patient’s nephrologist, not by us.

Expansion of Operations. We intend to continue to expand our operations by building out our existing centers, as well as developing and/or acquiring new centers. We will continue to evaluate acquisition and de novo opportunities that we identify as complementary to our existing base of operations or as compelling for new geographic expansion. We believe that our enhanced geographic presence makes us a more attractive partner for national managed care payors.

Integrated Kidney Care. We maintain an integrated approach to managing the overall health of kidney disease patients through the development and administration of our ancillary service offerings, including DaVita Rx, Lifeline and VillageHealth. DaVita Rx, our pharmacy services offering, provides oral medications to our ESRD patients with the main objectives of (1) providing our patients a convenient way to fill their prescription needs by delivering the prescriptions to the center where they are treated and (2) improving clinical outcomes by facilitating increased patient compliance. Lifeline, our vascular access services offering, provides management and administrative services to physician-owned vascular access clinics that provide surgical and interventional radiology services for dialysis patients. VillageHealth, our disease management services offering, provides advanced care management services to health plans and government agencies for employees/members diagnosed with ESRD.

Effective Teammate Retention and Satisfaction. Our dialysis business requires nurses and other teammates with specialized training for treating patients with complex care needs. Recruitment and retention of nurses are continuing concerns for health care providers due to short supply. We have an active program of investing in our teammates and our teammate turnover has improved from 24% to 19% for the quarter ended December 31, 2007 compared to the quarter ended June 30, 2010. This has been a major contributor to our improving productivity and effective cost control. To meet our recruitment and retention targets, we offer our teammates expanded training opportunities, tuition reimbursements and other incentives.

Recent Developments

The Transactions

In connection with this offering we are also undertaking a refinancing of certain of our other indebtedness as described below. We also intend to seek additional financing for general corporate purposes and other opportunities, including share repurchases, potential acquisitions and other growth investments. We refer to the offering of the notes, the entering into and initial borrowings under the new senior secured credit facilities, as described under “—Senior Secured Credit Facilities” below, the use of proceeds therefrom, including for the tender offers and related consent solicitations for our Existing Notes, as described under “—Concurrent Tender Offer and Consent Solicitation for Our Existing Notes” below, and the payment of related fees and expenses, collectively as the Transactions.

Concurrent Tender Offer and Consent Solicitation for Our Existing Notes

On October 1, 2010, we commenced cash tender offers to purchase any and all of the outstanding aggregate principal amount of our 2013 notes and 2015 notes, which we refer to as our Existing Notes, and concurrent consent solicitations to approve amendments to the Existing Notes and the indentures governing the Existing Notes to eliminate substantially all of the covenants and certain events of default. We refer to these tender offers and consent solicitations together as the Offers. As of June 30, 2010, $700 million principal amount of the 2013 notes were outstanding and $850 million principal amount of the 2015 notes were outstanding. The total consideration payable for Existing Notes tendered and accepted by us for purchase in the Offers will be $1,019.06 per $1,000 principal amount of 2013 notes and $1,038.75 per $1,000 principal amount of 2015 notes, respectively, which total consideration includes a consent payment of $30.00 per $1,000 principal amount of 2013 notes and $30.00 per $1,000 principal amount of 2015 notes tendered and not validly withdrawn prior to the consent payment deadline. Any Existing Notes tendered after the consent payment deadline and prior to the expiration of the Offers will be eligible to receive the total consideration less the consent payment. Additionally, accrued and unpaid interest to but not including the applicable settlement date will be paid on any Existing Notes accepted for purchase. The Offers are being made on the terms and subject to the conditions set forth in an Offer to Purchase and Consent Solicitation Statement.

We intend to use the net proceeds from this offering together with a portion of the proceeds from the initial borrowings under our new senior secured credit facilities, as further described under “Use of Proceeds,” to purchase the Existing Notes tendered pursuant to the Offers and to pay related transaction fees and expenses. The consummation of this offering is not conditioned on the consummation of the Offers. The Offers will be scheduled to expire approximately twenty business days after commencement. The Offers are conditioned, among other things, on our entry into the new senior secured credit facilities and our receipt of proceeds from this offering, together with borrowings under the new senior secured credit facilities, sufficient to fund the purchase of Existing Notes pursuant to the Offers, including any consent payments and related fees and expenses. Holders of Existing Notes are not obligated to tender their Existing Notes to us pursuant to the Offers. Accordingly, we cannot assure you that any Existing Notes will be purchased in the Offers. If any Existing Notes are not purchased in the Offers, we currently intend to use the remaining net proceeds from this offering after payment of consideration payable to holders of the Existing Notes in the Offers to redeem any Existing Notes that remain outstanding in accordance with the indentures governing the Existing Notes. This prospectus supplement is not a solicitation for acceptance of the Offers.

Senior Secured Credit Facilities

Concurrently with this offering, we launched a syndication process pursuant to which we will seek to enter into new senior secured credit facilities, which we are planning to enter into concurrently with the closing of this offering. The new senior secured credit facilities are contingent upon this offering and other conditions, including final documentation, and we can give no assurance that our new senior secured credit facilities will become effective as proposed or at all. The closing of this offering is conditioned on, among other things, the closing of the new senior secured credit facilities.

We anticipate that the new senior secured credit facilities will provide for an aggregate borrowing capacity of up to $3,000 million (with a right by the Company to request an increase in the borrowing capacity by up to $1,000 million, subject to lender participation), comprised of:

•	a five-year $250 million revolving credit facility,

•	a five-year $1,000 million term loan A, and

•	a six-year $1,750 million term loan B.

We intend to borrow $2,750 million of the term loans simultaneously with the closing of this offering. We intend to use such borrowings to repay our existing senior secured credit facilities, to purchase a portion of the Existing Notes tendered pursuant to the Offers, and for general corporate purposes and other opportunities, including share repurchases, potential acquisitions and other growth investments.

Sources and Uses

The following table illustrates the estimated sources and uses of funds for the Transactions. Actual amounts may vary from estimated amounts depending on several factors, including, among other things, differences in (i) the amount of Existing Notes purchased or redeemed, (ii) the amount of borrowings under the new senior secured credit facilities (iii) our estimates of fees, expenses and other costs and (iv) our estimate of cash and cash equivalents expected from operations.

Sources of Funds		Uses of Funds
(in millions)		(in millions)
New senior secured credit facilities: Revolving credit facility (1)	$0	Refinancing of existing senior secured credit facilities (2)	$1,817
Term loans	2,750	Repurchase of Existing Notes (2) (3)	1,582
Notes offered hereby	1,550	Tender and consent payments	46
		Estimated fees and expenses	82
		Cash to balance sheet (4)	773

Total sources	$4,300	Total uses	$4,300

(1)	We expect that our new senior secured credit facilities will include a $250 million revolving credit facility, of which $198 million would have been available for future borrowings as of June 30, 2010, after giving effect to letters of credit of approximately $52 million.

(2)	Based upon outstanding indebtedness and unpaid and accrued interest as of June 30, 2010.

(3)	This amount assumes all of the Existing Notes are purchased in the Offers and excludes any tender or consent payments.

(4)	Excess cash will be used for general corporate purposes and other opportunities, including share repurchases, potential acquisitions and other growth investments.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of Notes.” As used in this section, references to the “Company” mean DaVita Inc. and not any of its subsidiaries.

Issuer	DaVita Inc.

Notes Offered	$ 775,000,000 aggregate principal amount of 6 3/8% Senior Notes due 2018 (the “2018 Notes”).

$ 775,000,000 aggregate principal amount of 6 5/8% Senior Notes due 2020 (the “2020 Notes”).

Maturity Date	The 2018 Notes will mature on November 1, 2018.

The 2020 Notes will mature on November 1, 2020.

Interest	The 2018 Notes will bear interest at 6.375% per year.

The 2020 Notes will bear interest at 6.625% per year.

Interest Payment Dates	May 1 and November 1 of each year, commencing May 1, 2011. Interest will accrue from October 20, 2010.

Guarantees	The notes initially will be guaranteed by each of our domestic restricted subsidiaries that guarantee our senior secured credit facilities.

Ranking	The notes will be senior unsecured obligations of the Company and will rank senior in right of payment to all of the Company’s existing and future debt that is expressly subordinated in right of payment to the notes. The notes will rank equal in right of payment with all of the Company’s existing and future senior debt and will be effectively subordinated to all of the Company’s secured debt (including our new senior secured credit facilities) to the extent of the value of the collateral securing such debt and structurally subordinated to all of the liabilities of any of the Company’s subsidiaries that do not guarantee the notes.

The guarantees will be general unsecured obligations of the guarantors and will rank senior in right of payment to all their existing and future debt that is expressly subordinated in right of payment to the guarantees. The guarantees will rank equal in right of payment with all existing and future liabilities of such guarantors that are not so subordinated and will be effectively subordinated to all of such guarantors’ existing and future secured debt (including our new senior secured credit facilities) to the extent of the value of the collateral securing such debt and structurally subordinated to all of the liabilities of any of the guarantors’ subsidiaries that do not guarantee the notes.

As of June 30, 2010, after giving effect to this offering, the entering into and estimated initial borrowings under our new senior secured credit facilities and the use of proceeds therefrom, the Company and the guarantors would have had total secured debt of approximately

$2,756 million, and $198 million of additional secured debt available to be borrowed under our new senior secured credit facilities, after giving effect to letters of credit of approximately $52 million.

In addition, the notes and the guarantees would have been structurally subordinated to $9 million of indebtedness of the non-guarantor subsidiaries as of June 30, 2010.

Optional Redemption	At any time prior to November 1, 2013, the Company may redeem up to 35% of the 2018 Notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of Notes—Optional redemption.” At any time prior to November 1, 2013, the Company may redeem up to 35% of the 2020 Notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of Notes—Optional redemption.”

At any time prior to November 1, 2013, the Company may redeem the 2018 Notes, in whole or in part, at a “make whole” redemption price, plus accrued and unpaid interest to the date of redemption as set forth under “Description of Notes—Optional redemption.” At any time prior to November 1, 2014, the Company may redeem the 2020 Notes, in whole or in part, at a “make whole” redemption price, plus accrued and unpaid interest to the date of redemption as set forth under “Description of Notes—Optional redemption.”

On and after November 1, 2013, the Company may redeem the 2018 Notes, in whole or in part, at the redemption prices set forth under “Description of Notes—Optional redemption”. On and after November 1, 2014, the Company may redeem the 2020 Notes, in whole or in part, at the redemption prices set forth under “Description of Notes—Optional redemption.”

Change of Control	If specific kinds of changes of control occur and the Company has not previously exercised its right to redeem all of the outstanding notes as described under “Description of Notes—Optional redemption,” the Company must offer to purchase the notes at a price equal to 101% of the principal amount thereof plus any accrued and unpaid interest.

Covenants	The indentures governing the notes, as supplemented and amended by supplemental indentures, which we collectively refer to as the indentures, will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue certain preferred stock;

•	make certain distributions, investments and other restricted payments;

•	sell certain assets;

•	agree to restrictions on the ability of restricted subsidiaries to make payments to us

•	create liens;

•	merge, consolidate or sell substantially all of our assets; and

•	enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications described under the heading “Description of Notes.”

Use of Proceeds	We intend to use the net proceeds from this offering together with a portion of the proceeds from the initial borrowings under our new senior secured credit facilities, to purchase or redeem the Existing Notes and to pay related transaction fees and expenses. See “Use of Proceeds.”

No Public Market	The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Form	The notes will be represented by registered global securities registered in the name of Cede & Co., the nominee of the depository, The Depository Trust Company, or DTC. Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by DTC and its participants.

Risk Factors	See “Risk Factors” beginning on page S-19 of this prospectus supplement for important information regarding us and an investment in the notes.

Certain Conditions	The closing of this offering is conditioned, among other things, on the closing of the new senior secured credit facilities.

Summary Financial and Operating Data

The summary consolidated financial information as of and for each of the three years ended December 31, 2009 is derived from our audited consolidated financial statements. The summary consolidated financial information as of and for the six months ended June 30, 2010 and June 30, 2009 and the twelve months ended June 30, 2010 is unaudited. The results for the six months ended June 30, 2010 and the twelve months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010 or any future period. Our unaudited interim financial information as of and for the six months ended June 30, 2010 and June 30, 2009 and our unaudited twelve month financial information as of the end of a particular quarter reflect all adjustments that our management considers necessary for a fair statement of the financial position and results of operations for such periods in accordance with U.S. generally accepted accounting principles, or GAAP. The unaudited financial information for the twelve months ended June 30, 2010 has been derived by adding our financial information for the year ended December 31, 2009 to the financial information for the six months ended June 30, 2010, and subtracting the financial information for the six months ended June 30, 2009.

The summary financial information should be read in conjunction with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our quarterly report on Form 10-Q for the quarter ended June 30, 2010, which we have filed with the Securities and Exchange Commission, or SEC, and are incorporated by reference in this prospectus supplement.

	Years ended December 31,			Six months ended June 30,		Twelve months ended June 30, 2010
	2007	2008	2009	2009	2010
	(dollars rounded to nearest millions, except per treatment data)
Statement of income data:
Net operating revenues	$5,264	$5,660	$6,109	$2,967	$3,146	$6,288
Operating expenses and charges:
Patient care costs	3,590	3,920	4,249	2,058	2,193	4,384
General and administrative	491	508	532	259	273	545
Depreciation and amortization	193	217	229	115	116	229
Provision for uncollectible accounts	137	146	162	78	84	168
Equity investment income	(1)	(1)	(2)	—	(5)	(7)
Valuation gain on alliance and product supply agreement (1)	(55)	—	—	—	—	—

Total operating expenses and charges	4,355	4,791	5,169	2,510	2,661	5,320

Operating income	909	869	940	457	485	969
Debt expense	(257)	(225)	(186)	(95)	(88)	(179)
Debt redemption charges	—	—	—	—	(4)	(4)
Other income	22	12	4	2	2	3

Income before income taxes	674	657	758	363	394	789
Income tax expense	246	235	278	135	145	289

Net income	429	421	480	228	249	501
Less: Net income attributable to noncontrolling interests	(47)	(47)	(57)	(26)	(32)	(63)

Net income attributable to DaVita Inc.	$382	$374	$423	$202	$217	$438

Balance sheet data (at end of period) (2):
Cash and cash equivalents	$447	$411	$539	$544	$575
Working capital	890	965	1,256	1,125	1,146
Total assets	6,944	7,286	7,558	7,441	7,578
Long-term debt	3,684	3,622	3,532	3,579	3,288
Total DaVita Inc. shareholders’ equity	1,504	1,768	2,135	2,000	2,301

	Years ended December 31,			Six months ended June 30,		Twelve months ended June 30, 2010
	2007	2008	2009	2009	2010
	(dollars rounded to nearest millions, except per treatment data)
Other financial data:
Net cash provided by (used in):
Operating activities	$581	$614	$667	$347	$558	$878
Investing activities	(447)	(398)	(346)	(160)	(170)	(355)
Financing activities	3	(252)	(192)	(53)	(353)	(492)
Free cash flow (3)	421	451	485	263	470	692
Capital expenditures	276	318	275	138	102	239
Adjusted EBITDA (4)	1,102	1,157	1,225	600	606	1,240
Operating data:
Centers	1,359	1,449	1,530	1,492	1,582	1,582
Patients	107,000	112,000	118,000	116,000	122,000	122,000
Dialysis treatments	15,318,995	16,217,107	17,010,450	8,310,617	8,756,685	17,456,518
Average dialysis revenue per treatment	$334	$334	$340	$339	$339	$340
As adjusted data (5):
Interest expense (6)						$225
Total debt (7)						4,369
Net debt (8)						3,021
Ratio of total debt to Adjusted EBITDA (4)						3.5x
Ratio of net debt to Adjusted EBITDA (4)						2.4x
Ratio of Adjusted EBITDA to interest expense (4)						5.5x
Ratio of earnings to fixed charges (9)						3.1x

(1)	In July 2007, we terminated certain purchase obligations under our alliance and product supply agreement with Gambro Renal Products, Inc. As a result of this termination, we recorded a net valuation gain of $55 million in June 2007.

(2)	The balance sheet data as of December 31, 2007 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008, except for total DaVita Inc. shareholders’ equity which has been updated for the presentation and disclosure requirements applied retrospectively for FASB No. 160, Noncontrolling Interests in Consolidated Financial Statements (included in FASB ASC Topic 810, Consolidation).

(3)	Free cash flow represents net cash provided by operating activities less income distributions to noncontrolling interests and capital expenditures for routine maintenance and information technology. We believe free cash flow is a useful adjunct to cash flow from operating activities and other measurements under GAAP, since free cash flow is a meaningful measure of our ability to fund acquisition and development activities and meet our debt service requirements. In addition, free cash flow excluding income distributions to noncontrolling interests provides an investor with an understanding of free cash flows that are attributable to DaVita Inc. Free cash flow is not a measure of financial performance computed in accordance with GAAP and should not be considered as a substitute for cash flows from operating, investing or financing activities, or other cash flow data prepared in conformity with GAAP, or as a measure of liquidity. In addition, free cash flow may not be comparable to similarly titled measures of other companies. Free cash flow may not be indicative of cash flows available for discretionary expenditures, and we do not mean it to be predictive of future cash flows.

	Years ended December 31,			Six months ended June 30,		Twelve months ended June 30,
	2007	2008	2009	2009	2010	2010
	(dollars rounded to nearest millions)
Cash provided by operating activities.	$581	$614	$667	$347	$558	$878
Less: Income distributions to noncontrolling interests	(48)	(58)	(68)	(30)	(37)	(76)

Cash provided by operating activities attributable to DaVita Inc.	533	556	599	317	520	802
Less: Expenditures for routine maintenance and information technology	(112)	(105)	(114)	(54)	(50)	(110)

Free cash flow	$421	$451	$485	$263	$470	$692

(4)	Adjusted EBITDA is defined as net income attributable to DaVita Inc. before income taxes, debt expense, depreciation and amortization, noncontrolling interests and equity investment income, net, and we further adjust for non-cash charges, pro forma amounts for acquisitions and assets sales as if they had been consummated on the first day of each period, and non-cash gains and credits. We believe Adjusted EBITDA provides information useful for evaluating our businesses and understanding our operation performance in a manner similar to management. In addition, we present Adjusted EBITDA because it is one of the components used in the calculations under the covenants contained in our existing senior secured credit facilities, and we expect similar covenants to be included in our new senior secured credit facilities. Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows.

Adjusted EBITDA reconciled to net income attributable to DaVita Inc. is as follows:

	Years ended December 31,			Six months ended June 30,		Twelve months ended June 30, 2010
	2007	2008	2009	2009	2010
	(dollars rounded to nearest millions)
Net income attributable to DaVita Inc.	$382	$374	$423	$202	$217	$438
Income tax expense	246	235	278	135	145	289
Debt expense (a)	257	225	186	95	88	179
Depreciation and amortization	193	217	229	115	116	229
Noncontrolling interests and equity investment income, net	45	47	55	26	26	56
Non-cash charges (b)	39	54	52	27	27	52
Pro forma amounts for acquisitions and assets sales	8	9	9	3	8	22
Non-cash gains and credits (c)	(68)	(4)	(7)	(3)	(21)	(25)

Adjusted EBITDA	$1,102	$1,157	$1,225	$600	$606	$1,240

(a)	Debt expense is defined as interest expense plus the amortization of deferred financing costs.

(b)	Includes stock-based compensation expense, impairments and valuation adjustments, and other non-cash charges and losses.

(c)	Includes valuation gains on the alliance and product supply agreement with Gambro Renal Products, Inc., reserve adjustments and other non-cash gains and credits.

(5)	As adjusted to give effect to the sale of the notes in this offering, the related use of proceeds to purchase or redeem our Existing Notes and the other Transactions.

(6)	Interest expense is defined as debt expense minus amortization of deferred financing costs. Interest expense, as adjusted for the Transactions is based on an assumed weighted average interest rate of 5.1% for the notes and the new senior secured credit facilities. The actual interest rate for the new senior secured credit facilities will be determined based on a variety of factors and, as a result, the actual weighted average interest rate for the notes and the new senior secured credit facilities will vary from this assumed rate. A 100 basis points increase (decrease) in the overall interest rate for the notes and indebtedness funded under the new senior secured credit facilities would increase (decrease) interest expense by $43 million.

(7)	Total debt refers to total funded debt outstanding plus outstanding letters of credit and excludes the unamortized balance of a debt premium associated with our senior notes.

(8)	As used in this prospectus supplement, net debt refers to total debt less cash and cash equivalents.

(9)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

We have presented Adjusted EBITDA for the year ended December 31, 2004, pro forma for the acquisition of Gambro Healthcare (which we acquired in October 2005) and related financing transactions as if such transactions occurred on January 1, 2004. Set forth below is a reconciliation of pro forma Adjusted EBITDA for the year ended December 31, 2004 to pro forma net income for the same period. Pro forma Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP. For a description of why we believe that presenting Adjusted EBITDA is useful to investors and the limitations of Adjusted EBITDA, see footnote 4 above.

Pro Forma Year ended December 31, 2004
(dollars rounded to nearest millions)
Net loss	$(48)
Income tax expense	90
Other income	(4)
Debt expense and refinance charges (a)	242
Depreciation and amortization	155
Minority interest and equity income, net	24
Settlement with U.S. Government and associated charges (b)	352
Stock compensation expense (c)	14
Rounding	(1)

Adjusted EBITDA	$824

(a)	Refinance charges include the write-off of existing deferred financing and swap valuation losses associated with the extinguishment of our senior secured credit facilities in connection with the Gambro Healthcare acquisition and related financing transactions.

(b)	In December 2004, Gambro Healthcare entered into a settlement agreement with the United States Department of Justice and certain agencies of the United States government relating to the Department of Justice’s investigation of Gambro Healthcare’s Medicare and Medicaid billing practices and its relationships with physicians and pharmaceutical manufacturers. In connection with this settlement, Gambro Healthcare recorded $352 million as operating expense and approximately $2 million as interest expense.

(c)	Represents non-cash stock compensation expense associated with Gambro Healthcare plans. Under our principal stock-based incentive programs, no expense would have been recognized and this adjustment was made for pro forma conformity.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below together with all the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes. Some of these factors relate principally to our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

If the average rates that commercial payors pay us decline significantly, it would have a material adverse effect on our revenues, earnings and cash flows.

Approximately 34% of our dialysis and related lab services revenues for the six months ended June 30, 2010 were generated from patients who have commercial payors as the primary payor. The majority of these patients have insurance policies that pay us on terms and at rates that are generally significantly higher than Medicare rates. The payments we receive from commercial payors generate nearly all of our profit and all of our nonacute dialysis profits come from commercial payors. We continue to experience downward pressure on some of our commercial payment rates and it is possible that commercial payment rates could be materially lower in the future. The downward pressure on commercial payment rates is a result of general conditions in the market, recent and future consolidations among commercial payors, increased focus on dialysis services and other factors.

We are continuously in the process of negotiating agreements with our commercial payors, and payors are aggressive in their negotiations with us. In the event that our continued negotiations result in overall commercial rate reductions in excess of overall commercial rate increases, the cumulative effect could have a material adverse effect on our financial results. Consolidations have significantly increased the negotiating leverage of commercial payors. Our negotiations with payors are also influenced by competitive pressures. We expect that some of our contracted rates with commercial payors may decrease or that we may experience decreases in patient volume as our negotiations with commercial payors continue. In addition to increasing downward pressure on contracted commercial payor rates, payors have been attempting to impose restrictions and limitations on non-contracted or out-of-network providers. In some circumstances for some commercial payors, our centers are designated as out-of-network providers. Rates for out-of-network providers are on average higher than rates for in-network providers. Commercial payors may restructure their benefits to create disincentives for patients to select or remain with out-of-network providers or may decrease payment rates for out-of-network providers. Decreases in out-of-network rates and restrictions on out-of-network access combined with decreases in contracted rates could result in a significant decrease in our overall revenue derived from commercial payors. If the average rates that commercial payors pay us decline significantly, it would have a material adverse effect on our revenues, earnings and cash flows.

If the number of patients with higher-paying commercial insurance declines, then our revenues, earnings and cash flows would be substantially reduced.

Our revenue levels are sensitive to the percentage of our patients with higher-paying commercial insurance coverage. A patient’s insurance coverage may change for a number of reasons, including changes in the patient’s or a family member’s employment status. Currently, for a patient covered by an employer group health plan, Medicare generally becomes the primary payor after 33 months, or earlier, if the patient’s employer group health plan coverage terminates. When Medicare becomes the primary payor, the payment rate we receive for that patient shifts from the employer group health plan rate to the lower Medicare payment rate. We have seen an increase in the number of patients who have government-based programs as their primary payors which we believe is largely as a result of improved mortality and the current economic recession which has a negative impact on the percentage of patients covered under commercial insurance plans. To the extent there are sustained or increased job losses in the United States as a result of current economic conditions, we could experience a continued decrease in the number of patients under commercial plans. We could also experience a further decrease if changes to the healthcare regulatory system result in fewer patients covered under commercial plans. In addition, our continuous process of negotiations with commercial payors under existing or potentially new agreements could result in a decrease in the number of patients under commercial plans to the extent that we cannot reach agreement with commercial payors on rates and other terms, resulting in termination or non-renewals of existing agreements or our inability to enter into new ones. If there is a significant reduction in the number of patients under higher-paying commercial plans relative to government-based programs that pay at lower rates, it would have a material adverse effect on our revenues, earnings and cash flows.

Changes in the structure of, and payment rates under the Medicare ESRD program, including the implementation of a bundled payment system under MIPPA and other healthcare reform initiatives, could substantially reduce our revenues, earnings and cash flows.

Approximately one-half of our dialysis and related lab services revenues for the six months ended June 30, 2010 was generated from patients who have Medicare as their primary payor. Currently, the Medicare ESRD program pays us for dialysis treatment services at a fixed composite rate. The Medicare composite rate is the payment rate for a dialysis treatment including the supplies used in those treatments, specified laboratory tests and certain pharmaceuticals. Certain other pharmaceuticals, including EPO, vitamin D analogs and iron supplements, as well as certain specialized laboratory tests, are separately billed.

In July 2008, MIPPA was passed by Congress. This legislation introduced a new payment system for dialysis services beginning in January 2011 whereby ESRD payments will be made under a bundled payment rate which will provide for a fixed rate for all goods and services provided during the dialysis treatment, including pharmaceuticals, such as EPO, vitamin D analogs and iron supplements, as well as certain specialized laboratory tests. On July 23, 2010, CMS released the final rule regarding the new bundled payment rate system and on August 12, 2010, the final rule was published in the Federal Register. We are still evaluating the various components of the new bundled payment rate system, however, we noted that the initial 2011 bundled rate includes reductions of 2% and 3.1%, respectively, to conform to the provisions of MIPPA and to establish budget neutrality. Further there is a 5.94% reduction tied to an expanded list of case mix adjustors which can be earned back based upon the presence of these certain patient characteristics and co-morbidities at the time of treatment. There are other provisions which may impact payment including an outlier pool and a low volume facility adjustment. Historically these services were separately billable and accounted for approximately 30% of our total dialysis and related lab services for the year ended December 31, 2009; now the dialysis facility will be at risk for utilization with reimbursement set at a fixed rate.

With regard to the expanded list of case-mix adjustors, these may be difficult or impossible for our dialysis clinics or billing and other systems to document and track resulting in a reduction in the amounts of the payments that we would otherwise be entitled to receive. The rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides for up to a 2% withhold that can be earned back by facilities that meet certain defined clinical performance standards; facilities that do not meet the established benchmarks will not earn back the dollars withheld. Dialysis providers have the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011 or to phase in the payment system over four years.

Because we are still in the early stages of evaluating the various factors that could potentially affect the adjustments that will apply to our payments we cannot predict whether we will be able to reduce our operating costs to a level that will offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we experience increases in operating costs that are subject to inflation, such as labor and supply costs, regardless of whether there is a compensating inflation-based increase in Medicare payment rates or the new bundled payment rate system. To the extent the Medicare bundled rates are established at levels that result in lower overall reimbursement for services we provide to Medicare patients, it could have a material adverse effect on our revenues, earnings and cash flows. We also cannot predict whether we will be able to implement the requirements of the final rule within the time frames set in the new rule or whether we will be able to satisfy our Medicare and Medicaid regulatory compliance obligations as processes and systems are modified to comply with the rule. In addition, if we are unable to adequately modify our processes and systems prior to implementation of the new requirements, we may experience significant delays in our ability to bill for services provided to Medicare patients which could adversely affect our cash flows.

In March 2010, healthcare reform legislation was enacted in the United States. Although many of the provisions of the new legislation do not take effect immediately, and may be modified before they are implemented, the reforms could have an impact on our business. We cannot predict how employers and private payors might react to these changes or what form many of these regulations will take before implementation, but to the extent that any modifications to the current healthcare regulatory system result in a reduction in patients covered by commercial insurance or a reduction in reimbursement rates for our services from commercial and/or government payors, our revenues, earnings and cash flows could be adversely affected.

Changes in state Medicaid or other non-Medicare government-based programs or payment rates could reduce our revenues, earnings and cash flows.

Approximately 16% of our dialysis and related lab services revenues for the six months ended June 30, 2010, was generated from patients who have state Medicaid or other non-Medicare government-based programs, such as Medicare-assigned plans or the Veterans Health Administration, as their primary coverage. As state governments and governmental organizations face increasing budgetary pressure, they may propose reductions in payment rates, delays in the timing of payments, limitations on eligibility or other changes to their related programs. For example, some programs, such as certain state Medicaid programs and the Veterans Health Administration, have recently considered, proposed or implemented rate reductions. In January 2009, the Department of Veterans Affairs informally adopted a policy to reduce payment rates for dialysis services to Medicare rates. The informal policy was subsequently withdrawn in July 2009. On February 17, 2010, the Department of Veterans Affairs formally proposed a rule which would materially reduce its payment rates for dialysis services to equal Medicare rates. We cannot predict when or if the final rule will be effective or what will be included in the final rule. If the proposed rule is implemented in its current form, it will have a significant negative impact on our revenues, earnings and cash flows as a result of the reduction in rates or as a result of a decrease in the number of patients covered by the Veterans Health Administration that we service. In addition, we recently executed additional agreements with the Veterans Health Administration that have reduced some of our rates, and although these are multi-year agreements, either side has the option to terminate any of the agreements without cause on short notice. If the Veterans Health Administration proceeds with further reductions to payments rates we might have to cease accepting patients under this program and could even be forced to close centers. Approximately 2% of our dialysis and related lab services revenues for the six months ended June 30, 2010 was generated by the Veterans Health Administration. While we cannot predict whether the Department of Veterans Affairs or any other government programs will be successful in reducing their payment rates or the timing of potential reductions, or if they might terminate any of our existing agreements with them on short notice, any such reduction or termination could have a material adverse effect on our revenues, earnings and cash flows.

In addition, some state Medicaid program eligibility requirements mandate that citizen enrollees in such programs provide documented proof of citizenship. If our patients cannot meet these proof of citizenship documentation requirements, they may be denied coverage under these programs. If state Medicaid or other non-Medicare government programs reduce the rates paid by these programs for dialysis and related services, delay the timing of payment for services provided, further limit eligibility for coverage or adopt changes to their payment structure which reduces our overall payments from these state Medicaid or non-Medicare government programs, then our revenues, earnings and cash flows could be adversely affected.

Changes in clinical practices, payment rates or regulations impacting EPO and other pharmaceuticals could substantially reduce our revenues, earnings and cash flows.

The administration of EPO and other pharmaceuticals accounted for approximately 30% of our dialysis and related lab services revenues for the six months ended June 30, 2010, with EPO accounting for approximately 20% of our dialysis and related lab services revenues for the same period. Changes in clinical practices that result in further decreased utilization of prescribed pharmaceuticals or changes in payment rates for those pharmaceuticals could substantially reduce our revenues, earnings and cash flows.

Since late 2006, there has been significant media discussion and government scrutiny regarding anemia management practices in the United States which has created confusion and concern in the nephrology community. In late 2006, the House Ways and Means Committee held a hearing on the issue of the utilization of erythropoeisis stimulating agents, or ESAs, which include EPO, and in 2007, the FDA required changes to the labeling of EPO and Aranesp® to include a black box warning, the FDA’s strongest form of warning label. The FDA held additional meetings to revisit these labeling changes as they apply to ESRD and plans to hold an advisory committee meeting in October 2010 to further review study data following its 2007 advisory committee meeting on the risks and benefits of ESAs when used in the treatment of anemia due to chronic kidney failure. CMS also reviewed its EPO reimbursement policies and in January 2008, changes to the EPO monitoring policy went into effect which further limited reimbursement and which impacted the prescribing habits of our physicians and which has in the past and may in the future result in lower pharmaceutical intensities. Most recently, on March 24, 2010, HHS and CMS convened a meeting of the Medicare Evidence Development & Coverage Advisory Committee, or MedCAC, to review policies around the administration of ESAs, including, among other things, an evaluation of the efficacy of certain hemoglobin targets in Chronic Kidney Disease patients. These meetings could result in further restrictions on the utilization and reimbursement for ESAs which could result in decreased EPO utilization. Commercial payors have also increasingly examined their administration policies for EPO and, in some cases have modified those policies. Inclusion of EPO in the Medicare bundled payment rate may mitigate the effect of lower utilization of EPO. However, further changes in labeling of EPO and other pharmaceuticals in a manner that alters physician practice patterns or accepted clinical practices, changes in private and governmental payment criteria, including the introduction of EPO administration policies or the conversion to alternate types of administration of EPO or other pharmaceuticals that result in further decreases in utilization or reimbursement for EPO and other pharmaceuticals could have a material adverse effect on our revenues, earnings and cash flows.

Changes in EPO pricing could materially reduce our revenues, earnings and cash flows and affect our ability to care for our patients.

Amgen Inc. is the sole supplier of EPO and may unilaterally decide to increase its price for EPO at any time during the term of our agreement with Amgen. Future increases in the cost of EPO without corresponding increases in payment rates for EPO from commercial payors and without corresponding increases in the Medicare bundled rate could have a material adverse effect on our earnings and cash flows and ultimately reduce our income. Our agreement with Amgen for EPO includes potential rebates which depend upon the achievement of certain criteria. We cannot predict whether we will continue to receive the rebates for EPO that we currently receive, or whether we will continue to achieve the same levels of rebates within that structure as we have historically achieved. Our agreement with Amgen provides for specific rebates off of list price based on a combination of factors, including process improvement and data submission. Factors that could impact our ability to qualify for rebates provided for in our agreement with Amgen in the future include our ability to develop and implement certain process improvements and track certain data elements. Failure to meet certain targets and earn the specified rebates could have a material adverse effect on our earnings and cash flows. Our agreement with Amgen terminates on December 31, 2010. We cannot predict whether any new agreement with Amgen will include the same or similar rebates as provided in our current agreement.

We are the subject of a number of inquiries by the federal government, any of which could result in substantial penalties against us, exclusion from future participation in the Medicare and Medicaid programs and, in certain cases, criminal penalties.

We are the subject of a number of inquiries by the federal government. We have received subpoenas from the U.S. Attorney’s Office for the Northern District of Georgia, the U.S. Attorney’s Office for the Eastern District of Missouri, the U.S. Attorney’s Office for the Eastern District of Texas and the OIG’s Office in Dallas, Texas. We are cooperating with the U.S. Attorney’s Offices and the OIG Office with respect to each of the subpoenas and producing the requested records. Although we cannot predict whether or when proceedings might be initiated by the federal government or when these matters may be resolved, it is not unusual for investigations such as these to continue for a considerable period of time. Responding to the subpoenas will continue to require management’s attention and significant legal expense. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare and Medicaid programs and, in certain cases, criminal penalties. To our knowledge, no proceedings have been initiated by the federal government against us at this time. See Note 5 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and incorporated by reference herein for additional information regarding these inquiries and subpoenas.

Continued inquiries from various governmental bodies with respect to our utilization of EPO and other pharmaceuticals will require management’s attention, cause us to incur significant legal expense and could result in substantial financial penalties against us or exclusion from future participation in the Medicare and Medicaid programs, and could have a material adverse effect on our revenues, earnings and cash flows.

In response to clinical studies which identified risks in certain patient populations related to the utilization of EPO and other ESAs, i.e., Aranesp®, and in response to changes in the labeling of EPO and Aranesp®, there has been substantial media attention and government scrutiny resulting in hearings and legislation regarding pharmaceutical utilization and reimbursement. Although we believe our anemia management practices and other pharmaceutical administration practices have been compliant with existing laws and regulations, as a result of the current high level of scrutiny and controversy, we may be subject to increased inquiries from a variety of governmental bodies and claims by third parties. For example, the subpoena from the U.S. Attorney’s Office for the Northern District of Georgia relates to the pharmaceutical products Zemplar, Hectorol, Venofer, Ferrlecit, EPO and other related matters. The subpoena from the U.S. Attorney’s Office in the Eastern District of Missouri includes requests for documents regarding the administration of, and billing for, EPO. The subpoena from the Office of Inspector General in Houston, Texas requests records relating to EPO claims submitted to Medicare. In addition, in February 2008 the Attorney General’s Office for the State of Nevada notified us that Nevada Medicaid intends to conduct audits of ESRD dialysis providers in Nevada relating to the billing of pharmaceuticals, including EPO. Additional inquiries from various agencies and claims by third parties with respect to this issue would continue to require management’s attention and significant legal expense and any negative findings could result in substantial financial penalties against us or exclusion from future participation in the Medicare and Medicaid programs, and could have a material adverse effect on our revenues, earnings and cash flows. See Note 5 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and incorporated by reference herein for additional information regarding these inquiries and subpoenas.

If we fail to adhere to all of the complex government regulations that apply to our business, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

Our dialysis operations are subject to extensive federal, state and local government regulations, including Medicare and Medicaid payment rules and regulations, federal and state anti-kickback laws, the Stark Law physician self-referral prohibition and analogous state referral statutes, the federal False Claims Act, or FCA, and federal and state laws regarding the collection, use and disclosure of patient health information. The Medicare and Medicaid reimbursement rules related to claims submission, licensing requirements, cost reporting, and payment processes impose complex and extensive requirements upon dialysis providers. A violation or departure from any of these requirements may result in government audits, lower reimbursements, significant fines and penalties, the potential loss of certification and recoupments or voluntary repayments.

The regulatory scrutiny of healthcare providers, including dialysis providers continues to increase. Medicare has increased the frequency and intensity of its certification inspections of dialysis centers. For example, we are required to provide substantial documentation related to the administration of pharmaceuticals, including EPO, and, to the extent that any such documentation is found insufficient, we may be required to refund any amounts received from such administration by government or commercial payors, and be subject to substantial penalties under applicable laws or regulations. In addition, fiscal intermediaries have increased their prepayment and post-payment reviews. CMS has indicated that after implementation of the Medicare bundled payment system, it will monitor use of EPO and whether blood transfusions replace EPO for anemia management.

We endeavor to comply with all of the requirements for receiving Medicare and Medicaid payments and to structure all of our relationships with referring physicians to comply with state and federal anti-kickback laws and physician self-referral law (Stark Law). However, the laws and regulations in this area are complex and subject to varying interpretations. For example, if an enforcement agency were to challenge the level of compensation that we pay our medical directors or the number of medical directors that we engage, we could be required to change our practices, face criminal or civil penalties, pay substantial fines or otherwise experience a material adverse effect as a result of a challenge to these arrangements. In addition, recent amendments to the FCA impose severe penalties for the knowing and improper retention of overpayments collected from government payors. These amendments could subject our procedures for identifying and processing overpayments to greater scrutiny. We have made significant investments in additional resources to accelerate the time it takes to identify and process overpayments and we may be required to make additional investments in the future. An acceleration in our ability to identify and process overpayments could result in us refunding overpayments to government or other payors sooner than we have in the past. A significant acceleration of these refunds could have a material adverse affect on our operating cash flows. Additionally, amendments to the federal anti-kickback statute in the health reform law make anti-kickback violations subject to FCA prosecution, including qui tam or whistleblower suits.

If any of our operations are found to violate these or other government regulations, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows including:

•	Suspension or termination of our participation in government payment programs;

•	Refunds of amounts received in violation of law or applicable payment program requirements;

•	Loss of required government certifications or exclusion from government payment programs;

•	Loss of licenses required to operate healthcare facilities in some of the states in which we operate;

•	Reductions in payment rates or coverage for dialysis and ancillary services and related pharmaceuticals;

•

Fines, damages or monetary penalties for anti-kickback law violations, Stark Law violations, FCA violations, civil or criminal liability based on violations of law, or other failures to meet regulatory requirements;

•	Claims for monetary damages from patients who believe their protected health information has been used or disclosed in violation of federal or state patient privacy laws;

•	Mandated practice changes that significantly increase operating expenses; and

•	Termination of relationships with medical directors.

Delays in state Medicare and Medicaid certification of our dialysis centers could adversely affect our revenues, earnings and cash flows.

Before we can begin billing for patients treated in our outpatient dialysis centers who are enrolled in government-based programs, we are required to obtain state and federal certification for participation in the Medicare and Medicaid programs. As state governments face increasing budgetary pressure, certain states are having difficulty certifying dialysis centers in the normal course resulting in significant delays in certification. If state governments continue to have difficulty certifying new centers in the normal course and we continue to experience significant delays in our ability to treat and bill for services provided to patients covered under government programs, it could cause us to incur write-offs of investments or accelerate the recognition of lease obligations in the event we have to close centers or our centers’ operating performance deteriorates, and it could have an adverse effect on our revenues, earnings and cash flows.

If our joint ventures were found to violate the law, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows.

As of June 30, 2010, we owned a controlling interest in numerous dialysis related joint ventures, which represented approximately 18% of our dialysis and related lab services revenues for the six months ended June 30, 2010. In addition, we also owned equity interests in several other dialysis related joint ventures. We anticipate that we will continue to increase the number of our joint ventures. Many of our joint ventures with physicians or physician groups also have the physician owners providing medical director services to those centers or other centers we own and operate. Because our relationships with physicians are governed by the federal anti-kickback statute, we have sought to structure our joint venture arrangements to satisfy as many safe harbor requirements as we believe are reasonably possible. However, our joint venture arrangements do not satisfy all elements of any safe harbor under the federal anti-kickback statute. The subpoena and related requests for documents we received from the United States Attorney’s Office for the Eastern District of Missouri included requests for documents related to our joint ventures. We were recently advised by the U.S. Department of Justice that it is conducting a civil investigation into our financial relationships with physicians. See Note 5 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and incorporated by reference herein for additional information regarding these inquiries and subpoenas.

If our joint ventures are found to be in violation of the anti-kickback statute or the Stark Law provisions, we could be required to restructure the joint ventures or refuse to accept referrals for designated health services from the physicians with whom the joint venture centers have a financial relationship.

We also could be required to repay amounts received by the joint ventures from Medicare and certain other payors to the extent that these arrangements are found to give rise to prohibited referrals, and we could be subject to monetary penalties and exclusion from government healthcare programs. If our joint venture centers are subject to any of these penalties, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows.

There are significant estimating risks associated with the amount of dialysis revenue and related refund liabilities that we recognize and if we are unable to accurately estimate our revenue and related refund liabilities, it could impact the timing of our revenue recognition or have a significant impact on our operating results.

There are significant estimating risks associated with the amount of dialysis and related lab services revenues and related refund liabilities that we recognize in a reporting period. The billing and collection process is complex due to ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, and other payor issues. Determining applicable primary and secondary coverage for approximately 122,000 patients at any point in time, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and Medicaid programs are also subject to estimating risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient’s commercial health plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. We generally expect our range of dialysis and related lab services revenues estimating risk to be within 1% of revenues for the segment, which can represent as much as 6% of consolidated operating income. If our estimates of dialysis and related lab services revenues and related refund liabilities are materially inaccurate, it could impact the timing of our revenue recognition and have a significant impact on our operating results.

The ancillary services we provide or the strategic initiatives we invest in may generate losses and may ultimately be unsuccessful. In the event that one or more of these activities is unsuccessful, we may have to write off our investment and incur other exit costs.

Our ancillary services and strategic initiatives include pharmacy services, infusion therapy services, disease management services, vascular access services, ESRD clinical research programs and physician services. Many of these initiatives require investments of both management and financial resources and can generate significant losses for a substantial period of time and may not become profitable. There can be no assurance that any such strategic initiative will ultimately be successful. Any significant change in market conditions, business performance or in the regulatory environment may impact the economic viability of any of these strategic initiatives. For example, during 2009 and 2008, several of our strategic initiatives generated net operating losses and are expected to generate net operating losses in 2010. If any of our ancillary services or strategic initiatives do not perform as planned, we may incur a material write-off or an impairment of our investment, including goodwill, in one or more of these activities or we could incur significant termination costs if we were to exit a certain line of business.

If a significant number of physicians were to cease referring patients to our dialysis centers, whether due to regulatory or other reasons, it would have a material adverse effect on our revenues, earnings and cash flows.

We believe that physicians prefer to have their patients treated at dialysis centers where they or other members of their practice supervise the overall care provided as medical director of the center. As a result, the primary referral source for most of our centers is often the physician or physician group providing medical director services to the center. Neither our current nor former medical directors have an obligation to refer their patients to our centers. If a medical director agreement terminates, whether before or at the end of its term, and a new medical director is appointed, it may negatively impact the former medical director’s decision to treat his or her patients at our center. If we are unable to enforce noncompetition provisions contained in the terminated medical director agreements, former medical directors may choose to provide medical director services for competing providers or establish their own dialysis centers in competition with ours. Also, if the quality of service levels at our centers deteriorates, it may negatively impact patient referrals and treatment volumes.

Our medical director contracts are for fixed periods, generally three to ten years. Medical directors have no obligation to extend their agreements with us. We may take actions to restructure existing relationships or take positions in negotiating extensions of relationships to assure compliance with the anti-kickback statute, Stark Law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us or to refer their patients to us. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship which could lead to the early termination of the agreement, or cause the physician to stop referring patients to our dialysis centers. If a significant number of physicians were to cease referring patients to our dialysis centers, whether due to regulatory or other reasons, then our revenues, earnings and cash flows would be substantially reduced.

Current economic conditions as well as further disruptions in the financial markets could have a material adverse effect on our revenues, earnings and cash flows and otherwise adversely affect our financial condition.

Current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. Increasing job losses in the United States as a result of current economic conditions has and may continue to result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers may also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slow down in collections and a reduction in the amounts we expect to collect. In addition, uncertainty in the financial markets could adversely affect the variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future. Any or all of these factors, as well as other consequences of the current economic conditions which cannot currently be anticipated, could have a material adverse effect on our revenues, earnings and cash flows and otherwise adversely affect our financial condition.

We may engage in acquisitions, mergers or dispositions, which may affect our results of operations, debt-to-capital ratio, capital expenditures or other aspects of our business.

We may engage in acquisitions, mergers or dispositions, which may affect our results of operations, debt-to-capital ratio, capital expenditures, or other aspects of our business. There can be no assurance that we will be able to identify suitable acquisition targets or merger partners or that, if identified, we will be able to acquire these targets on acceptable terms or agree to terms with merger partners. There can also be no assurance that we will be successful in integrating any acquired company into our overall operations or operate them successfully as stand-alone businesses, or that any such acquired company will operate profitably or will not otherwise adversely impact our results of operations. Further, we cannot be certain that key talented individuals at these acquired companies will continue to work for us after the acquisition or that they will be able to continue to successfully manage any acquired business.

If we are not able to continue to make acquisitions, or maintain an acceptable level of non-acquired growth, or if we face significant patient attrition to our competitors, it could adversely affect our business.

The dialysis industry is highly competitive, particularly in terms of acquiring existing dialysis centers. We continue to face increased competition in the dialysis industry from large and medium-sized providers which compete directly with us for acquisition targets as well as for individual patients and medical directors. Acquisitions, patient retention and medical director retention are an important part of our growth strategy. Because of the ease of entry into the dialysis business and the ability of physicians to be medical directors for their own centers, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. Occasionally, we have experienced competition from former medical directors or referring physicians who have opened their own dialysis centers. In addition, Fresenius, our largest competitor, manufactures a full line of dialysis supplies and equipment in addition to owning and operating dialysis centers. This may give it cost advantages over us because of its ability to manufacture its own products. If we are not able to continue to make acquisitions, continue to maintain acceptable levels of non-acquired growth, or if we face significant patient attrition to our competitors, it could adversely affect our business.

If businesses we acquire have liabilities that we are not aware of, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

Our business strategy includes the acquisition of dialysis centers and businesses that own and operate dialysis centers, as well as other ancillary services and strategic initiatives. Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we originally estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we are not always successful. In addition, even in cases where we are able to obtain indemnification, we may discover liabilities greater than the contractual limits or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

The level of our current and future debt could have an adverse impact on our business and our ability to generate cash to service our indebtedness depends on many factors beyond our control.

We have substantial debt outstanding and we may incur additional indebtedness in the future. The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt securities;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our ability to make payments on our indebtedness and to fund planned capital expenditures and expansion efforts, including any strategic acquisitions we may make in the future, will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operations in the future or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. Our new senior secured credit facilities are expected to be secured by substantially all of our and our wholly-owned subsidiaries’ assets. As such, our ability to refinance our debt or seek additional financing could be limited by such security interest. If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

Increases in interest rates may increase our interest expense and adversely affect our earnings and cash flow and our ability to service our indebtedness.

A significant portion of our outstanding debt bears interest at variable rates. We are subject to interest rate volatility associated with the portions of our borrowings that bear interest at variable rates. As of June 30, 2010, we had approximately $1.8 billion outstanding borrowings under our existing senior secured credit facilities which bore interest at a variable rate. Upon the closing of the new senior secured credit facilities, we will repay our existing senior secured credit facilities and expect to have approximately $2.8 billion outstanding borrowings under those facilities which will bear interest at a variable rate. We may also incur additional variable rate debt in the future. Increases in interest rates would increase our interest expense for the variable portion of our indebtedness, which could negatively impact our earnings and cash flow and our ability to service our indebtedness.

If there are shortages of skilled clinical personnel or if we experience a higher than normal turnover rate, we may experience disruptions in our business operations and increases in operating expenses.

We are experiencing increased labor costs and difficulties in hiring nurses due to a nationwide shortage of skilled clinical personnel. We compete for nurses with hospitals and other health care providers. This nursing shortage may limit our ability to expand our operations. In addition, changes in certification requirements for skilled clinical personnel can impact our ability to maintain sufficient staff levels to the extent our teammates are not able to meet new requirements or competition for qualified individuals increases. If we are unable to hire skilled clinical personnel when needed, or if we experience a higher than normal turnover rate for our skilled clinical personnel, our operations and treatment growth will be negatively impacted, which would result in reduced revenues, earnings and cash flows.

Our business is labor intensive and could be adversely affected if we were unable to maintain satisfactory relations with our employees or if union organizing activities were to result in significant increases in our operating costs or decreases in productivity.

Our business is labor intensive, and our results are subject to variations in labor-related costs and productivity. If political efforts at the national and local level result in actions or proposals that increase the likelihood of union organizing activities at our facilities or if union organizing activities increase for other reasons, our operating costs could increase and our employee relations, productivity, earnings and cash flows could be adversely affected.

Upgrades to our billing and collections systems and complications associated with upgrades and other improvements to our billing and collections systems could have a material adverse effect on our revenues, cash flows and operating results.

We are continuously performing upgrades to our billing systems and expect to continue to do so in the near term. In addition, we continuously work to improve our billing and collections performance through process upgrades, organizational changes and other improvements. We may experience difficulties in our ability to successfully bill and collect for services rendered as a result of these changes, including a slow-down of collections, a reduction in the amounts we expect to collect, increased risk of retractions from and refunds to commercial and government payors, an increase in our provision for uncollectible accounts receivable and noncompliance with reimbursement regulations. The failure to successfully implement the upgrades to the billing and collection systems and other improvements could have a material adverse effect on our revenues, cash flows and operating results.

Our ability to effectively provide the services we offer could be negatively impacted if certain of our suppliers are unable to meet our needs or if we are unable to effectively access new technology, which could substantially reduce our revenues, earnings and cash flows.

We have significant suppliers that are either the sole or primary source of products critical to the services we provide, including Amgen, Baxter Healthcare Corporation, NxStage Medical, Inc. and others or to which we have committed obligations to make purchases including Gambro Renal Products and Fresenius Medical Care. If any of these suppliers are unable to meet our needs for the products they supply, including in the event of a product recall, or shortage, and we are not able to find adequate alternative sources, or if some of the drugs that we purchase are not reimbursed either separately or (after January 1, 2011) through the bundled payment rate by Medicare, our revenues, earnings and cash flows could be substantially reduced. In addition, the technology related to the products critical to the services we provide is subject to new developments and may result in superior products. If we are not able to access superior products on a cost-effective basis or if suppliers are not able to fulfill our requirements for such products, we could face patient attrition which could substantially reduce our revenues, earnings and cash flows.

We may be subject to liability claims for damages and other expenses not covered by insurance that could reduce our earnings and cash flows.

The administration of dialysis and related services to patients may subject us to litigation and liability for damages. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage, including claims related to adverse patient events, contractual disputes and professional and general liability claims. In addition, we have received several notices of claims from commercial payors and other third parties related to our historical billing practices and the historical billing practices of the centers acquired from Gambro Healthcare and other matters related to their settlement agreement with the Department of Justice. Although the ultimate outcome of these claims cannot be predicted, an adverse result with respect to one or more of these claims could have a material adverse effect on our financial condition, results of operations, and cash flows. We currently maintain programs of general and professional liability insurance. However, a successful claim, including a professional liability, malpractice or negligence claim which is in excess of our insurance coverage could have a material adverse effect on our earnings and cash flows.

In addition, if our costs of insurance and claims increase, then our earnings could decline. Market rates for insurance premiums and deductibles have been steadily increasing. Our earnings and cash flows could be materially and adversely affected by any of the following:

•	the collapse or insolvency of our insurance carriers;

•	further increases in premiums and deductibles;

•	increases in the number of liability claims against us or the cost of settling or trying cases related to those claims; and

•	an inability to obtain one or more types of insurance on acceptable terms.

Provisions in our charter documents, compensation programs and Delaware law may deter a change of control that our stockholders would otherwise determine to be in their best interests.

Our charter documents include provisions that may deter hostile takeovers, delay or prevent changes of control or changes in our management, or limit the ability of our stockholders to approve transactions that they may otherwise determine to be in their best interests. These include provisions prohibiting our stockholders from acting by written consent; requiring 90 days advance notice of stockholder proposals or nominations to our Board of Directors; and granting our Board of Directors the authority to issue preferred stock and to determine the rights and preferences of the preferred stock without the need for further stockholder approval. In addition, we have in place a shareholder rights plan that would substantially dilute the interest sought by an acquirer that our Board of Directors does not approve.

Most of our outstanding employee stock options include a provision accelerating the vesting of the options in the event of a change of control. We also maintain a change of control protection program for our employees who do not have a significant number of stock awards, which has been in place since 2001, and which provides for cash bonuses to the employees in the event of a change of control. Based on the market price of our common stock and shares outstanding on June 30, 2010, these cash bonuses would total approximately $249 million if a change of control transaction occurred at that price and our Board of Directors did not modify this program. These change of control provisions may affect the price an acquirer would be willing to pay for our Company.

We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit us from engaging in any business combinations with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

These provisions may discourage, delay or prevent an acquisition of our Company at a price that our stockholders may find attractive. These provisions could also make it more difficult for our stockholders to elect directors and take other corporate actions and could limit the price that investors might be willing to pay for shares of our common stock.

Risks Relating to Investment in the Notes

The notes will be unsecured.

The notes will not be secured by any of our or our subsidiaries’ assets. The indentures governing the notes permits us and our subsidiaries to incur secured debt, including pursuant to our new senior secured credit facilities and other forms of secured debt. As a result, the notes and the guarantees will be effectively subordinated to all of our and the guarantors’ secured obligations to the extent of the value of the assets securing such obligations. As of June 30, 2010, after giving effect to the Transactions as described under “Summary—Recent Developments” and the use of estimated initial borrowings therefrom, we would have had total secured debt of approximately $2,765 million, and $198 million of additional secured debt available to be borrowed under our new senior secured credit facilities, after giving effect to letters of credit of approximately $52 million.

If we or the subsidiary guarantors were to become insolvent or otherwise fail to make payment on the notes or the guarantees, holders of any of our and the subsidiary guarantors’ secured obligations would be paid first out of the proceeds of the assets securing such obligations before the holders of the notes would receive any payments from such proceeds. You may therefore not be fully repaid if we or the subsidiary guarantors become insolvent or otherwise fail to make payment on the notes.

The indentures governing the Existing Notes contain, the indentures governing the notes offered hereby and the agreement governing the new senior secured credit facilities will contain, various covenants which limit our management’s discretion in the operation of our business.

The indentures governing Existing Notes restrict, and the indentures governing the notes offered hereby, will restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue certain preferred stock;

•	make certain distributions, investments and other restricted payments;

•	sell certain assets;

•	agree to restrictions on the ability of restricted subsidiaries to make payments to us

•	create liens;

•	merge, consolidate or sell substantially all of our assets; and

•	enter into certain transactions with affiliates.

In addition, our new senior secured credit facilities will require us to maintain certain financial ratios and contain negative covenants. Our ability to comply with these ratios and covenants may be affected by events beyond our control.

Any failure to comply with the restrictions of the indentures related to the Existing Notes or the notes offered hereby and the new senior secured credit facilities or any other subsequent financing agreements may result in an event of default under those agreements. Such default may allow the creditors, if the agreements so provide, to declare the related debt immediately due and payable as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, lenders may have the right in these circumstances to terminate any commitments they have to provide further borrowings. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt agreements if accelerated upon an event of default.

Federal and state statutes may allow courts, under specific circumstances, to void the guarantees and require noteholders to return payments received from guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be deemed a fraudulent transfer if the guarantor received less than a reasonably equivalent value in exchange for giving the guarantee and

•	was insolvent on the date that it gave the guarantee or became insolvent as a result of giving the guarantee, or

•	was engaged in business or a transaction, or was about to engage in business or a transaction, for which property remaining with the guarantor was an unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts that would be beyond the guarantor’s ability to pay as those debts matured.

A guarantee could also be deemed a fraudulent transfer if it was given with actual intent to hinder, delay or defraud any entity to which the guarantor was or became, on or after the date the guarantee was given, indebted.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than all its assets, at a fair valuation, or

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

•	it could not pay its debts as they become due.

We cannot predict:

•

what standard a court would apply in order to determine whether a guarantor was insolvent as of the date it issued the guarantee or whether, regardless of the method of valuation, a court would determine that the guarantor was insolvent on that date; or

•	whether a court would determine that the payments under the guarantee constituted fraudulent transfers or conveyances on other grounds.

The indentures will contain a “savings clause” intended to limit each subsidiary guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended. In a recent case, the U.S. Bankruptcy Court in the Southern District of Florida found this kind of provision in that case to be ineffective, and held the subsidiary guarantees to be fraudulent transfers and voided them in their entirety.

If a guarantee is deemed to be a fraudulent transfer, it could be voided altogether, or it could be subordinated to all other debts of the guarantor. In such case, any payment by the guarantor pursuant to its guarantee could be required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor. If a guarantee is voided or held unenforceable for any other reason, holders of the notes would cease to have a claim against the subsidiary based on the guarantee and would be creditors only of the Company and any guarantor whose guarantee was not similarly voided or otherwise held unenforceable.

We may not have sufficient funds to purchase notes upon a change of control.

If there is a change of control under the terms of the indentures governing the notes, each holder of notes may require us to purchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. In order to purchase any outstanding notes, we might have to refinance our outstanding indebtedness, which we might not be able to do. Even if we were able to refinance our other indebtedness, any financing might be on terms unfavorable to us. We cannot assure you that we will have the financial ability to purchase outstanding notes upon the occurrence of a change of control.

In addition, our new senior secured credit facilities will provide that the occurrence of certain kinds of change of control events will constitute a default under our new senior secured credit facilities. Any future agreements to which we become a party may contain similar restrictions and provisions. In the event a change of control occurs at a time when we are prohibited from purchasing notes pursuant to such agreements and we do not obtain a consent or repay the borrowings, we will remain prohibited from purchasing notes. Our failure to purchase tendered notes would constitute an event of default under the applicable indenture which may, in turn, constitute a default under our other debt agreements. See “Description of Notes—Change of control.”

Courts interpreting change of control provisions under New York law (which will be the governing law of the indentures governing the notes) have not provided clear and consistent meanings of such change of control provisions, leading to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds. No assurances can be given that another court would enforce the change of control provisions in the indentures governing the notes as written for the benefit of the holders, or as to how these change of control provisions would be impacted were we to become a debtor in a bankruptcy case.

Furthermore, the change of control provisions of the notes may not provide holders of the notes protection in the event of in the event of highly leveraged transactions, reorganizations, restructurings, mergers, or similar transactions involving us that may adversely affect holders of notes. In particular, such a transaction may not give rise to a Change of Control (as defined), in which case we would not be required to make a Change of Control Offer (as defined).

In addition, under clause (2) of the definition of Change of Control appearing below under “Description of Notes—Certain definitions,” a Change of Control will occur when a majority of the members of our board of directors are not “Continuing Directors” (as defined). In a decision in connection with a proxy contest, the Court of Chancery of Delaware held that the occurrence of a “change of control” under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees (who would constitute a majority of the new board of directors) as “continuing directors” solely for purposes of avoiding the triggering of such change of control clause, provided the incumbent directors give their approval in the good faith exercise of their fiduciary duties. Therefore, in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board of directors does not endorse a dissident slate of directors but approves them as “Continuing Directors,” holders of the notes may not be entitled to require us to make a offer to purchase the Notes as required by the indenture governing the notes.

Moreover, clause (3) of the definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) of “all or substantially all” of the assets of DaVita and its Restricted Subsidiaries (as defined), taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require DaVita to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the property or assets of DaVita and its subsidiaries, taken as a whole, may be uncertain.

Investors may find it difficult to trade the notes.

The notes are new issues of securities, and there is currently no public market for the notes. We do not intend to apply for a listing of the notes on any securities exchange. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. Any such market making will be subject to the limitations imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes; and

•	the market for similar securities.

It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities.

Not all of our subsidiaries guarantee our obligations under the notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the notes.

Certain of our domestic subsidiaries will not be guarantors of the notes. In addition, while we currently do not have any significant foreign operations or foreign subsidiaries, we may in the future have foreign operations or foreign subsidiaries as a result of acquisitions or otherwise. Any future foreign subsidiaries will not be guarantors of the notes. Payments on the notes are only required to be made by the subsidiary guarantors and us. As a result, no payments are required to be made from the assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. Our non-guarantor subsidiaries had aggregate total indebtedness of $9 million on their respective balance sheets and represented 10% of our total assets as of June 30, 2010.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness, including their trade creditors and other obligations, will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to all the liabilities of the non-guarantor subsidiaries.

USE OF PROCEEDS

We estimate the net proceeds from this offering, after deducting the underwriting discount and other estimated expenses payable by us, will be approximately $1,524 million. We intend to use all of the net proceeds from this offering together with a portion of the proceeds from the initial borrowings under our new senior secured credit facilities, to purchase or redeem the Existing Notes and to pay related transaction fees and expenses. This offering is not conditioned upon the consummation of the Offers, and while it is our intention to purchase or redeem Existing Notes, we are under no obligation to do so. The closing of this offering is conditioned on, among other things, the closing of the new senior secured credit facilities.

On October 1, 2010, we commenced cash tender offers to purchase any and all of the outstanding aggregate principal amount of our Existing Notes, and concurrent consent solicitations to approve amendments to the Existing Notes and the indentures governing the Existing Notes to eliminate substantially all of the covenants and certain events of default. We refer to these tender offers and consent solicitations together as the Offers. As of June 30, 2010, $700 million principal amount of the 2013 notes were outstanding and $850 million principal amount of the 2015 notes were outstanding. The total consideration payable for Existing Notes tendered and accepted by us for purchase in the Offers will be $1,019.06 per $1,000 principal amount of 2013 notes and $1,038.75 per $1,000 principal amount of 2015 notes, respectively, which total consideration includes a consent payment of $30.00 per $1,000 principal amount of 2013 notes and $30.00 per $1,000 principal amount of 2015 notes tendered and not validly withdrawn prior to the consent payment deadline. Any Existing Notes tendered after the consent payment deadline and prior to the expiration of the Offers will be eligible to receive the total consideration less the consent payment. Additionally, accrued and unpaid interest to but not including the applicable settlement date will be paid on any Existing Notes accepted for purchase. If any Existing Notes are not purchased in the Offers, we currently intend to use the remaining net proceeds from this offering after payment of consideration payable to holders of the Existing Notes in the Offers to redeem any Existing Notes that remain outstanding in accordance with the indentures governing the Existing Notes. See “Summary—Recent Developments—The Transactions—Concurrent Tender Offer and Consent Solicitation for Our Existing Notes.”

Certain of the underwriters or their respective affiliates may be holders of the Existing Notes and therefore would receive a portion of the proceeds from this offering in connection with the Offers for the Existing Notes.

Pending application of the net proceeds for the purposes described above, we may temporarily invest the net proceeds in short-term government securities, short-term money market funds and/or bank certificates of deposit.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis,

•	on an as adjusted basis to give effect to the Transactions, as if they had occurred on that date.

You should read the following table in conjunction with the financial statements incorporated by reference in this prospectus supplement and the related notes thereto and the section of the prospectus supplement entitled “Use of Proceeds.”

	As of June 30, 2010
	Actual	As Adjusted
	(Unaudited, dollars in millions)
Cash and cash equivalents	$575	$1,348

Total debt (including current maturities):
Existing senior secured credit facilities:
Revolving credit facility	$—	$—
Term loans	1,815	—
New senior secured credit facilities (1):
Revolving credit facility (2)	—	—
Term loans	—	2,750
Notes offered hereby	—	1,550
Existing Notes (3)	1,550	—
Other debt	17	17

Total debt (4)	3,382	4,317
Total DaVita Inc. shareholders’ equity	2,301	2,301	(5)

Total capitalization	$5,683	$6,618

(1)	We will enter into our new senior secured credit facilities concurrently with the closing of this offering. The terms of our new senior secured credit facilities have not yet been finalized and are subject to change. For a description of our new senior secured credit facilities, see “Description of Other Indebtedness.”

(2)	We expect that our new senior secured credit facilities will include a $250 million revolving credit facility, of which $198 million would have been available for future borrowings as of June 30, 2010, after giving effect to letters of credit of approximately $52 million.

(3)	Excludes $1.8 million unamortized balance of debt premium.

(4)	Total debt refers to total funded debt outstanding and excludes the unamortized balance of a debt premium associated with our senior notes and outstanding letters of credit.

(5)	As adjusted balance excludes the effect of expenses.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Concurrently with this offering, we launched a syndication process pursuant to which we will seek to enter into new senior secured credit facilities, which we are planning to enter into concurrently with the closing of this offering. We anticipate that the new senior secured credit facilities will provide for an aggregate borrowing capacity of up to $3,000 million (with a right by the Company to request an increase in the borrowing capacity by up to $1,000 million, subject to lender participation), comprised of: (i) a five-year $250 million revolving credit facility, (ii) a five-year $1,000 million term loan, and (iii) a six-year $1,750 million term loan. We expect that our new senior secured credit facilities will be guaranteed by subsidiaries holding most of our domestic assets and will be secured by substantially all of our and our subsidiary guarantors’ assets. In particular, these facilities will be secured by first priority pledges of 100% of the equity interests owned by us and our subsidiary guarantors in domestic subsidiaries and up to 65% of the equity interests of our direct wholly-owned foreign subsidiaries, if any. See “Summary—Recent Developments—The Transactions—Senior Secured Credit Facilities.”

We expect that our new senior credit facilities will contain limits and restrictions on certain of our business activities. In addition, we expect that the new senior secured credit facilities will require compliance on a quarterly basis with certain financial covenants.

Senior Notes Due 2013

On March 22, 2005, we issued $500 million aggregate principal amount of our 6 5/8% Senior Notes due 2013, which we refer to as the 2013 notes. On February 23, 2007, we issued $400 million of our 2013 notes. On June 7, 2010, we redeemed $200 million aggregate principal amount of our 2013 notes. As of June 30, 2010, we had $700 million aggregate principal amount of our 2013 notes outstanding. The 2013 notes require semi-annual interest payments in March and September of each year until maturity. The 2013 notes are our general unsecured obligations and rank equally with all of our existing and future unsecured senior debt, including the notes. The 2013 notes are guaranteed on an unsecured senior basis by our subsidiaries (subject to certain exceptions), including each subsidiary that guarantees our senior secured credit facilities. The 2013 notes are subject to redemption at our option, in whole or in part, on or after March 15, 2009 at redemption prices starting at 103.313% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date and declining annually to 100% of principal and accrued interest on March 15, 2011. We have commenced a cash tender offer concurrently with this offering for all of the outstanding 2013 notes. We currently intend to redeem any 2013 notes not tendered in the tender offer. See “Summary—Recent Developments—The Transactions—Concurrent Tender Offer and Consent Solicitation for Our Existing Notes.”

Senior Subordinated Notes Due 2015

On March 22, 2005, we issued $850 million of 7 1/4% Senior Subordinated Notes due 2015, which we refer to as the 2015 notes, all of which was outstanding as of June 30, 2010. The 2015 notes require semi-annual interest payments in March and September of each year until maturity. The 2015 notes are our general unsecured obligations and are subordinated to all of our existing and future senior debt, including the notes. The 2015 notes are guaranteed on an unsecured senior subordinated basis by our subsidiaries (subject to certain exceptions), including each subsidiary that guarantees our senior secured credit facilities. The 2015 notes are subject to redemption at our option, in whole or in part, on or after March 15, 2010 at redemption prices starting at 103.625% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date and declining annually to 100% of principal and accrued interest on March 15, 2013. We have commenced a cash tender offer concurrently with this offering for all of the outstanding 2015 notes. We currently intend to redeem any 2015 notes not tendered in the tender offer. See “Summary—Recent Developments—The Transactions—Concurrent Tender Offer and Consent Solicitation for Our Existing Notes.”

DESCRIPTION OF NOTES

We will issue $775 million aggregate principal amount of 6 3/8% senior notes due 2018 (the “2018 Notes”) under an Indenture dated as of the Issue Date (the “2018 Indenture”) among us, as issuer, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. as trustee (the “2018 Trustee”) and $775 million aggregate principal amount of 6 5/8% senior notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”) under an Indenture dated as of the Issue Date (the “2020 Indenture”) among us, as issuer, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2020 Trustee”). The 2018 Indenture and the 2020 Indenture are hereinafter sometimes called, collectively, the “Indentures” and, individually, an “Indenture” and the 2018 Trustee and the 2020 Trustee are hereinafter sometimes called, collectively, the “Trustees” and, individually, a “Trustee”. The 2018 Notes will constitute a “series” of notes, and the 2020 Notes will constitute a separate “series” of notes. The terms of the Notes of each series include those expressly set forth in the related Indenture and those made part of such Indenture by reference to the Trust Indenture Act of 1939, as amended. The 2018 Indenture does not limit the aggregate principal amount of 2018 Notes that may be issued thereunder and the 2020 Indenture does not limit the aggregate principal amount of 2020 Notes that may be issued thereunder, although the aggregate principal amount of 2018 Notes to be issued in this offering will be limited to $             million and the aggregate principal amount of 2020 Notes to be issued in this offering will be limited to $             million. We may issue an unlimited principal amount of additional 2018 Notes under the 2018 Indenture and an unlimited principal amount of additional 2020 Notes under the 2020 Indenture, in each case having identical terms and conditions as the Notes of the applicable series issued on the Issue Date (with respect to the Notes of any series, “Additional Notes”). We will only be permitted to issue Additional Notes of a series if at the time of issuance we are in compliance with the covenants contained in the applicable Indenture. Any Additional Notes of any series will be part of the same series as the Notes of such series that we are currently offering and will vote on all matters with the registered holders (the “Holders”) of the other Notes of such series.

This “Description of notes” is intended to be a useful overview of some of the provisions of the Notes and the Indentures. Since this description is only a summary, you should refer to the Indentures for a complete description of the obligations of the Company and the Subsidiary Guarantors and your rights.

You will find the definitions of capitalized terms used in this description under the heading “Certain definitions.” For purposes of this description, unless otherwise expressly stated or the context otherwise requires, references to “the Company,” “DaVita,” “we,” “our,” and “us” and similar references refer only to DaVita Inc. and not to its subsidiaries; references to a “Holder” of Notes refer to a Holder of 2018 Notes or 2020 Notes, or both, as applicable; references to “Notes” or a “series” of Notes refer to the 2018 Notes or the 2020 Notes or both, as applicable; and references to an “Indenture” refer to the 2018 Indenture or the 2020 Indenture or both, as applicable.

General

Maturity and Interest. The 2018 Notes will mature on November 1, 2018 and the 2020 Notes will mature on November 1, 2020; interest on the Notes of each series will be payable semi-annually in arrears and will:

•	with respect to the 2018 Notes, accrue at the rate of 6.375% per annum,

•	with respect to the 2020 Notes, accrue at the rate of 6.625% per annum,

•	accrue from the most recent interest payment date or, if no interest has been paid on such series of Notes, from the Issue Date;

•

be payable in cash semi-annually in arrears on May 1 and November 1 (commencing on May 1, 2011 with respect to the Notes issued in this offering) to the Holders of record on the April 15 and October 15, respectively, immediately preceding such interest payment dates, and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking. The Notes will be our unsecured senior obligations. The Notes:

•

will rank equally in right of payment with all of our other existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes (including our outstanding 6 5/8% Senior Notes due 2013),

•

will be senior in right of payment to all of our existing and future unsecured indebtedness that is, by its terms, expressly subordinated in right of payment to the Notes (including our outstanding 7 1/4% Senior Subordinated Notes due 2015),

•

will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness under our Senior Credit Agreement, and

•	will be effectively subordinated to all debt and other liabilities, including trade payables, of our non-Guarantor Subsidiaries.

Similarly, a Subsidiary Guarantor’s Note Guarantee of the Notes of any series will be the unsecured and unsubordinated obligation of such Subsidiary Guarantor and:

•

will rank equally in right of payment with all existing and future unsecured indebtedness of such Subsidiary Guarantor that is not, by its terms, expressly subordinated in right of payment to such Note Guarantee (including, if applicable, its guarantee of our 6 5/8% Senior Notes due 2013),

•

will be senior in right of payment to all existing and future unsecured indebtedness of such Subsidiary Guarantor that is, by its terms, expressly subordinated in right of payment to such Note Guarantee (including, if applicable, its guarantee of our outstanding 7 1/4% Senior Subordinated Notes due 2015), and

•

will be effectively subordinated to all of the existing and future secured indebtedness of such Subsidiary Guarantor (including its guarantee of our obligations under our Senior Credit Agreement) to the extent of the value of the assets securing such indebtedness.

Assuming that we had completed the Transactions and applied the net proceeds we receive from the offering of the Notes in the manner described in this prospectus supplement under “Use of Proceeds” as of June 30, 2010, we would have had $4,317 million in outstanding indebtedness on our consolidated balance sheet (of which $2,765 million would have been secured and effectively senior in right of payment to the Notes) and $198 million of available unused borrowing capacity under the revolving portion of our Senior Credit Agreement (after giving effect to letters of credit for approximately $52 million).

Payments on the Notes; paying agent and registrar. We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to Holders of the Notes at their registered address as they appear in the registrar’s books. We have initially designated the corporate trust office of each Trustee in New York, New York to act as our paying agent and registrar. We may, however, change the paying agent or registrar or designate the Company or any of its Restricted Subsidiaries to act as paying agent or registrar for the Notes of any series without prior notice to the Holders of Notes of such series.

We will pay principal of, premium, if any, and interest on, Notes in global form (“Global Notes”) registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered Holder of such Global Notes.

Transfer and exchange. A Holder may transfer or exchange Notes in accordance with the applicable Indenture. The applicable registrar and the applicable Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or tendered for repurchase and not withdrawn pursuant to a Change of Control Offer or Asset Disposition Offer. Also, the Company is not required to transfer or exchange any Note of a series during a period beginning at the opening of business 15 days before the mailing of notice of redemption of Notes of such series and ending at the close of business on the day of such mailing or register the transfer or exchange of any Note selected for redemption in whole or in part except the unredeemed portion of any Note redeemed in part.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the applicable Indenture.

Defaulted interest. With respect to each series of Notes, the Company will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue principal and, to the extent such payments are lawful, interest on overdue installments of interest, without regard to any applicable grace periods, at the rate of 2.0% per annum in excess of the interest rate applicable to that series of Notes.

Form of Notes; book-entry notes. The Notes of each series will be issued in fully registered form, in minimum denominations of $2,000 in principal amount and multiples of $1,000 in principal amount in excess thereof and will be issued in the form of one or more Global Notes in book-entry form registered in the name of a depository (the “Depository”) or its nominee, which will be considered the registered Holder of those Global Notes for all purposes under the applicable Indenture. The initial Depository will be DTC. Investors will not have the right to exchange beneficial interests in Global Notes for Notes in physical form. Notes of any series in physical form will be issued in exchange for beneficial interests in the Global Notes of that series only in the limited circumstances described elsewhere in this prospectus supplement under “Book-entry, Delivery and Form.”

Optional redemption

2018 Notes

Except as described below, the 2018 Notes are not redeemable at our option until November 1, 2013. On and after November 1, 2013, we may at our option redeem the 2018 Notes, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest, if any, on the 2018 Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2013	104.781%
2014	103.188%
2015	101.594%
2016 and thereafter	100.000%

Prior to November 1, 2013, we may, at our option, on any one or more occasions, upon not less than 30 nor more than 60 days’ notice, redeem up to 35% of the original aggregate principal amount of 2018 Notes (including the original aggregate principal amount of any Additional 2018 Notes) issued under the 2018 Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price (expressed as a percentage of the principal amount thereof) of 106.375% plus accrued and unpaid interest, if any, to the redemption date; provided that

(1)	at least 65% of the original aggregate principal amount of the 2018 Notes (including the original aggregate principal amount of any Additional 2018 Notes) issued under the 2018 Indenture remains outstanding after each such redemption; and

(2)	the redemption date occurs within 90 days after the closing of such Equity Offering (for purposes of clarity, in the event that there are two or more closings for any Equity Offering, then each such closing shall be deemed a separate “closing” for purposes of the foregoing provisions of this clause (2) with respect to the securities issued at such closing).

In addition, the 2018 Notes may be redeemed, in whole or from time to time in part, at any time prior to November 1, 2013, at our option, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2018 Notes redeemed plus the 2018 Applicable Premium on those 2018 Notes as of, and accrued and unpaid interest, if any, on those 2018 Notes to, the applicable redemption date.

2020 Notes

Except as described below, the 2020 Notes are not redeemable at our option until November 1, 2014. On and after November 1, 2014, we may at our option redeem the 2020 Notes, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest, if any, on the 2020 Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2014	104.969%
2015	103.313%
2016	101.656%
2017 and thereafter	100.000%

Prior to November 1, 2013, we may, at our option, on any one or more occasions, upon not less than 30 nor more than 60 days’ notice, redeem up to 35% of the original aggregate principal amount of 2020 Notes (including the original aggregate principal amount of any Additional 2020 Notes) issued under the 2020 Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price (expressed as a percentage of the principal amount thereof) of 106.625% plus accrued and unpaid interest, if any, to the redemption date; provided that

(1)	at least 65% of the original aggregate principal amount of the 2020 Notes (including the original aggregate principal amount of any Additional 2020 Notes) issued under the 2020 Indenture remains outstanding after each such redemption; and

(2)	the redemption date occurs within 90 days after the closing of such Equity Offering (for purposes of clarity, in the event that there are two or more closings for any Equity Offering, then each such closing shall be deemed a separate “closing” for purposes of the foregoing provisions of this clause (2) with respect to the securities issued at such closing).

In addition, the 2020 Notes may be redeemed, in whole or from time to time in part, at any time prior to November 1, 2014, at our option, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2020 Notes redeemed plus the 2020 Applicable Premium on those 2020 Notes as of, and accrued and unpaid interest, if any, on those 2020 Notes to, the applicable redemption date.

Selection and Notice

If the optional redemption date for any Notes is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name such Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes are subject to redemption by the Company on such redemption date.

In the case of any partial redemption of the Notes of any series, selection of those Notes for redemption will be made by the applicable Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the applicable Trustee in its sole discretion will deem to be fair and appropriate; provided that Notes may be redeemed in part only in integral multiples of $1,000 and the remaining principal amount of any Note must not be less than $2,000. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note of the applicable series in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Note Guarantees

The Company’s obligations under each series of Notes and the related Indenture will be jointly and severally guaranteed by each Restricted Subsidiary that Guarantees any Indebtedness (including Bank Indebtedness under the Senior Credit Agreement) of the Company or any other Restricted Subsidiary (other than a Guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary) and each other Restricted Subsidiary that the Company may, at its option, otherwise cause to become a Subsidiary Guarantor of the Notes of such series pursuant to the terms of such Indenture.

Not all of our Subsidiaries will be required to guarantee the Notes. Unrestricted Subsidiaries, Foreign Subsidiaries, Receivables Subsidiaries and our Restricted Subsidiaries that do not guarantee Indebtedness of us or any Restricted Subsidiary will not be required to be Subsidiary Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will generally be required to pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

Assuming that we had completed the Transactions and applied the net proceeds we receive from the offering of the Notes in the manner described under “Use of Proceeds” in this prospectus supplement as of June 30, 2010, our non-Guarantor Subsidiaries would have had aggregate total indebtedness of $9 million on their respective balance sheets and their aggregate total assets would have accounted for approximately 10% of our consolidated total assets at that date.

Each Indenture will permit the Incurrence of certain additional Indebtedness by our non-Guarantor Subsidiaries in the future.

Each Indenture will provide that under certain circumstances, the Company will be permitted to designate any of its Subsidiaries as “Unrestricted Subsidiaries” under such Indenture. The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be that:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in such Indenture,

•

a Subsidiary that is a Subsidiary Guarantor of the Notes issued under such Indenture and that is designated as an Unrestricted Subsidiary with respect to such Notes will be released from its Note Guarantee of such Notes and its obligations under such Indenture, and

•

the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Company for purposes of calculating compliance with the restrictive covenants contained in such Indenture.

The obligations of each Subsidiary Guarantor under its Note Guarantee of the Notes of each series and the applicable Indenture will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any Guarantees under the Senior Credit Agreement and its Guarantees of the Existing Notes and the Notes of the other series) that are relevant under federal or state bankruptcy, fraudulent conveyance, fraudulent transfer or similar laws, and after giving effect to any collections from, rights to receive contribution from, or payments made by or on behalf of, any other Subsidiary Guarantor of the Notes of such series in respect of the obligations of such Subsidiary Guarantor under its Note Guarantee of the Notes of such series and the applicable Indenture, result in the obligations of such Subsidiary Guarantor under its Note Guarantee of the Notes of such series and the applicable Indenture not constituting a fraudulent conveyance or fraudulent transfer under such laws.

A Subsidiary Guarantor shall be released from its obligations under its Note Guarantee of the Notes of any series and its obligations under the related Indenture:

(1)	in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the equity interests of such Subsidiary Guarantor then held by the Company and the Restricted Subsidiaries,

(2)	if such Subsidiary Guarantor is designated as an Unrestricted Subsidiary under such Indenture or otherwise ceases to be a Restricted Subsidiary under such Indenture, in each case in accordance with the provisions of such Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary under such Indenture, respectively, or

(3)	if such Subsidiary Guarantor no longer Guarantees any other Indebtedness of the Company or any Restricted Subsidiary of the Company (except for Guarantees of other Indebtedness of the Company or any Restricted Subsidiary of the Company that are released contemporaneously with the release of such Subsidiary Guarantor’s Guarantee of the Notes issued under such Indenture); provided that a Subsidiary Guarantor shall not be permitted to be released from its Note Guarantee under such Indenture if it is an obligor with respect to Indebtedness that would not, under the “Limitation on indebtedness” covenant, be permitted to be Incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor.

Change of control

If a Change of Control occurs under an Indenture, unless the Company has exercised its right to redeem all of the Notes issued under that Indenture as described under “Optional redemption,” each Holder of those

Notes will have the right to require the Company to repurchase all or any part (in integral multiples of $1,000, provided that the remaining principal amount of any Note repurchased in part must not be less than $2,000) of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control under an Indenture, unless the Company has exercised its right to redeem the Notes issued under such Indenture as described under “Optional redemption,” the Company will mail a notice (the “Change of Control Offer”) to each Holder of such Notes, with a copy to the Trustee, stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Change of Control Payment Date referred to below (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by the Company, consistent with the applicable Indenture, that a Holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all such Notes or portions of Notes (in integral multiples of $1,000, provided that the remaining principal amounts of any Note repurchased in part must not be less than $2,000) properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the applicable paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)	deliver or cause to be delivered to the applicable Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The applicable paying agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the applicable Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note of the applicable series equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Persons in whose names the Notes of the applicable series are registered at the close of business on such record date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the applicable Indenture are applicable. Except as described above with respect to a Change of Control, neither Indenture contains provisions that permit the Holders to require that the Company repurchase or redeem the Notes issued under that Indenture in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes issued under such Indenture that are validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the applicable Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in such Indenture by virtue of the conflict.

If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In addition, certain agreements governing our existing and future Indebtedness (including our Senior Credit Agreement) restrict or may restrict our ability to purchase Notes upon a Change of Control and may also provide that some change of control events with respect to us constitute a default under those agreements. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes pursuant to such agreements, we could seek the consent of the holders of such Indebtedness to the purchase of Notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain a consent or repay the borrowings, we will remain prohibited from purchasing Notes. In the case, our failure to purchase tendered Notes would constitute an Event of Default under the applicable Indenture which may, in turn, constitute a default under our other debt agreements.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

Certain covenants

Limitation on indebtedness

Each Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, after giving effect thereto (the “Coverage Ratio Exception”):

(1)	the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00; and

(2)	no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

Each Indenture will provide that the first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness (“Permitted Indebtedness”):

(1)	Indebtedness of the Company or any Restricted Subsidiary Incurred pursuant to the Senior Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum potential liability thereunder to the Company and its Restricted Subsidiaries) or a Qualified Receivables Transaction in an aggregate principal amount Incurred pursuant to this clause (1) at any time outstanding not to exceed $4,000.0 million, less the aggregate principal amount of all principal repayments with the proceeds from Asset Dispositions utilized in accordance with clause (3)(a)(i) of the first paragraph under the “Limitation on sales of assets and subsidiary stock” covenant that permanently reduce the commitments thereunder;

(2)	Guarantees by the Company or any Subsidiary Guarantor of Indebtedness Incurred in accordance with the provisions of such Indenture or existing on the Issue Date, or Guarantees by a Foreign Subsidiary of Indebtedness of a Foreign Subsidiary incurred in accordance with the provisions of such Indenture; provided that in the event such Indebtedness that is being Guaranteed by the Company or a Subsidiary Guarantor is a Subordinated Obligation relative to the Notes issued under such Indenture or a Guarantor Subordinated Obligation relative to the Note Guarantees of such Notes, then the related Guarantee shall be subordinated in right of payment to the Notes issued under such Indenture or the Note Guarantees thereof, as the case may be;

(3)	Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

(i)	any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii)	any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company; shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, not permitted by this clause (3);

(4)	Indebtedness represented by (a) the Notes issued under such Indenture on the Issue Date and the Note Guarantees of such Notes and the Notes of the other series issued on the Issue Date and the Guarantees thereof, and (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (5), (7), (8), (9), (10) and (17)) outstanding on the Issue Date;

(5)	Indebtedness under Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes) (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness Incurred without violation of such Indenture, provided that the notional principal amount of such Hedging Obligations at the time Incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate; or (2) for the purpose of fixing or hedging currency exchange rate risk, provided that the underlying Currency Agreements with respect to such Hedging Obligations do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness with respect to property or other assets other than Capital Stock or other Investments, in each case to the extent Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of acquisition, construction or improvements of property or other assets used or useful in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount not to exceed at any time outstanding the greater of (a) $250.0 million and (b) 7.5% of Total Tangible Assets at that time;

(7)	Indebtedness Incurred in respect of workers’ compensation claims, self-retention or self-insurance obligations, unemployment insurance, performance, release, appeal, surety and similar bonds and related reimbursement obligations and completion guarantees or similar instruments provided or Incurred by the Company or a Restricted Subsidiary in the ordinary course of business and obligations in connection with participation in government reimbursement or other programs or other similar requirements (in each case, other than for an obligation for money borrowed);

(8)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that any amount of such obligations included on the face of the balance sheet of the Company or any Restricted Subsidiary shall not be permitted under this clause (8);

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(10)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of Preferred Stock not permitted by this clause (10);

(11)	Indebtedness of the Company or a Restricted Subsidiary to the extent the net proceeds thereof are promptly deposited to effect defeasance or covenant defeasance of the Notes of such series as described below under “Defeasance” or to effect discharge of such Indenture as described below under “Satisfaction and discharge,” so long as the other conditions thereunder have been satisfied in full;

(12)	Refinancing Indebtedness with respect to Indebtedness Incurred pursuant to the Coverage Ratio Exception or pursuant to this clause (12) or Incurred or referred to in clause (4) above, and Indebtedness represented by the 2018 Notes, the 2020 Notes and any Guarantees in respect thereof

(13)	Guarantees given by the Company or any Restricted Subsidiary in respect of Indebtedness of any Special Purpose Licensed Entity which obligations, when aggregated with the aggregate amount of all then outstanding Investments made under clause (12) of the definition of “Permitted Investment,” do not exceed $150.0 million at any time outstanding;

(14)	(a) Indebtedness, including Acquired Indebtedness, of the Company or any Subsidiary Guarantor incurred in connection with, or in anticipation or contemplation of, an acquisition or merger by the Company or such Subsidiary Guarantor of property used or useful in a Permitted Business (whether through the direct purchase of assets or the purchase of Capital Stock of, or merger or consolidation with, any Person owning such assets); provided that the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries determined on a pro forma basis for the Incurrence of such Indebtedness (and the application of the proceeds therefrom), either (A) would have been at least 2.00 to 1 or (B) would have been greater than such Consolidated Coverage Ratio immediately prior to such acquisition; and

(b) Acquired Indebtedness Incurred by the debtor thereof prior to the time that the debtor thereunder was acquired (whether by merger, consolidation, acquisition of Capital Stock or otherwise) by the Company or any of its Restricted Subsidiaries, or prior to the time that the related asset or property was acquired by the Company or any of its Restricted Subsidiaries, and was not Incurred in connection with, or in anticipation or contemplation of, such acquisition, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed $200.0 million at any time outstanding;

(15)	Indebtedness Incurred in connection with any Sale/Leaseback Transaction; provided that the aggregate outstanding amount of all such Indebtedness under this clause (15) does not exceed $50.0 million at any time outstanding;

(16)	Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors in an aggregate amount not to exceed $250.0 million at any time outstanding;

(17)	Indebtedness under the Existing Notes outstanding on the Issue Date and any Guarantees of the Existing Notes;

(18)	Indebtedness arising under any cash pooling arrangement to the extent that the net value thereof (determined by subtracting the borrowings and other withdrawals therefrom from the amount of cash deposited therein) is positive (for purposes of clarity, it is understood and agreed that, if the net value of any cash pooling arrangement is negative, then any Indebtedness attributable to such negative balance shall not be permitted under this clause (18) but may be Incurred under the Coverage Ratio Exception or any other clause of “Permitted Indebtedness” to the extent permitted thereby); and

(19)	in addition to the items referred to in clauses (1) through (18) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (19) and then outstanding (including any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness), will not exceed $350.0 million at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	subject to clause (2) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will be permitted to classify such item of Indebtedness on the date of Incurrence and may later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant, and only be required to include the amount and type of such Indebtedness in one of such paragraphs (or, in the case of the second paragraph of this covenant, one of the clauses in such second paragraph);

(2)	all Indebtedness Incurred or outstanding under the Senior Credit Facilities on the Issue Date shall be deemed Incurred under the Senior Credit Facilities on the Issue Date under clause (1) of Permitted Indebtedness and not the Coverage Ratio Exception or any of the other clauses under “Permitted Indebtedness”;

(3)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included as long as Incurred by a Person that could have Incurred such Indebtedness;

(4)	if obligations in respect of letters of credit are Incurred pursuant to the Senior Credit Facilities and are being treated as Incurred pursuant to the first or second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (not including, in either case, any redemption or repurchase premium);

(6)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(7)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(8)	the principal amount of any Indebtedness outstanding in connection with a Qualified Receivables Transaction is the Receivables Transaction Amount relating to such Qualified Receivables Transaction (which amount shall not include dispositions of self-pay receivables in the ordinary course of business, which the Company or any of its Restricted Subsidiaries believes in good faith cannot be paid in full).

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or , in the case of Preferred Stock or Disqualified Stock, the greater of the voluntary or involuntary liquidation preference and the maximum fixed repurchase price thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock (other than Non-Recourse Debt and other than Indebtedness of a Receivables Subsidiary in respect of a Qualified Receivables Transaction). If on any date an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary outstanding at such time shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on indebtedness” covenant, the Company shall be in default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, or, in the case of revolving credit Indebtedness, the date such Indebtedness was first committed; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinanced Indebtedness and refinancing Indebtedness is denominated that is in effect on the date of such refinancing. In the event that any other provision (including, without limitation, any other covenant or any defined term) of the applicable Indenture requires the calculation of the principal amount of any Indebtedness, such calculation shall, unless otherwise expressly stated or the context otherwise requires, be made in a manner consistent with the third paragraph, the fourth paragraph and this sixth paragraph of this “Limitation on indebtedness” covenant, mutatis mutandis.

Limitation on layering

Each Indenture will provide that the Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Subsidiary Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes issued under such Indenture or the Note Guarantee of such Subsidiary Guarantor with respect to such Notes, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated or junior in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor solely by virtue of being unsecured or secured by a junior priority lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or similar arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on restricted payments

Each Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of the Company (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)	dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Restricted Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture) or in options, warrants, or other such rights to purchase such Capital Stock of the Company));

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations relative to the Notes issued under such Indenture or Guarantor Subordinated Obligations relative to the Note Guarantees of such Notes (other than (x) such Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (y) such Subordinated Obligations or Guarantor Subordinated Obligations held by the Company or any Restricted Subsidiary); or

(4)	make any Restricted Investment in any Person

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default or Event of Default shall have occurred and be continuing (or would result therefrom); or

(b)	the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding Restricted Payments permitted by clauses (2)(ii), (3), (4), (8), (9), (10) and (11) below) would exceed the sum (the “Restricted Payments Basket”) of (without duplication):

(i)	50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal quarter which includes the Issue Date therein to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of Qualified Proceeds received by the Company from the issue or sale of its Capital Stock (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture) or other capital contributions to the common equity of the Company subsequent to the Issue Date (other than (x) Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination and (y) Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock to the extent used to redeem Notes in compliance with the provisions of the third paragraph (in the case of the 2018 Note) or the sixth paragraph (in the case of the 2020 Note) of “Optional redemption”); plus

(iii)	the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries issued after the Issue Date convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company or its Restricted Subsidiaries upon such conversion or exchange); plus

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A)	repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary (other than expressly for reimbursement of tax payments) not to exceed the aggregate amount of all such Restricted Investments made since the Issue Date; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made since the Issue Date by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under clause (iv)(A) of this paragraph to the extent it is already included in Consolidated Net Income.

Each Indenture will provide that the provisions of the preceding paragraph will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)	if no Default or Event of Default under such Indenture shall have occurred and be continuing, the acquisition, retirement, defeasance or purchase of any shares of Capital Stock of the Company either (i) solely in exchange for shares of Capital Stock of the Company (other than Disqualified Stock) or (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Capital Stock of the Company (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture) (provided that the amount of net proceeds so applied shall not be applied toward the Restricted Payments Basket);

(3)	if no Default or Event of Default under such Indenture shall have occurred and be continuing, the acquisition, making of any principal payment, redemption, defeasance or other retirement of any Subordinated Obligations relative to the Notes issued under such Indenture either (i) solely in exchange for shares of Capital Stock of the Company (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture), (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Capital Stock of the Company (other than Capital Stock that is Disqualified Stock with respect to the Notes issued under such Indenture) (provided that the amount of net proceeds so applied shall not be applied toward the Restricted Payments Basket) or (b) Refinancing Indebtedness permitted to be Incurred pursuant to the “Limitation on indebtedness” covenant, (iii) upon a Change of Control or in connection with an Asset Disposition to the extent required by the agreement governing such Subordinated Obligations but only if the Company shall have complied with the “Change of control” covenant or the “Limitations on sale of assets and subsidiary stock” covenant, as applicable, and, if applicable, purchased all Notes validly tendered pursuant to the relevant offer prior to acquiring, paying, redeeming, defeasing or otherwise retiring such Subordinated Obligations or (iv) to the extent such Subordinated Obligations constitute Acquired Indebtedness not Incurred in connection with or in anticipation or contemplation of the underlying acquisition or merger or the applicable Person becoming a Restricted Subsidiary;

(4)	so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from officers, directors and employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Company, in an aggregate amount not to exceed $15.0 million in any calendar year;

(5)	repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other convertible or exercisable securities if such Capital Stock represents a portion of the exercise or conversion price thereof;

(6)	so long as no Default or Event of Default shall have occurred and be continuing, payments to holders of the Company’s Capital Stock in lieu of issuance of fractional shares of its Capital Stock or to dissenting shareholders if required by applicable law;

(7)	the distribution of Capital Stock of an Unrestricted Subsidiary of the Company to holders of Capital Stock of the Company;

(8)	so long as no Default or Event of Default shall have occurred and shall be continuing, purchases or other acquisitions or retirements by the Company or any of its Restricted Subsidiaries of the Company’s Common Stock for aggregate consideration not to exceed $1,200.0 million;

(9)	so long as no Default or Event of Default shall have occurred and be continuing, the making of any Restricted Payments if, at the time of the making of such payments, and after giving pro forma effect thereto (including, without limitation, the Incurrence of any Indebtedness to finance such payment), the Consolidated Total Leverage Ratio would not exceed 3.50 to 1.00;

(10)	the purchase, redemption, defeasance or other retirement of Existing Notes to the extent such purchase, redemption, defeasance or other retirement would constitute a Restricted Payment; and

(11)	additional Restricted Payments not to exceed $500.0 million in the aggregate since the Issue Date.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. If the Company or a Restricted Subsidiary makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the provisions of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments or restatements made in good faith to the Company’s financial statements.

Limitation on liens

Each Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) of any nature whatsoever against any assets or property of the Company or any Restricted Subsidiary (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien secures Indebtedness or trade payables, unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the Notes issued under such Indenture or a Note Guarantee thereof, effective provision is made to secure such Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes issued under such Indenture or a Note Guarantee thereof, effective provision is made to secure such Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation;

in each case, for so long as such obligation is secured by such Lien.

Limitation on restrictions on distributions from restricted subsidiaries

Each Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)	make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)	transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

Each Indenture will provide that the preceding provisions will not prohibit:

(i)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the 2018 Indenture and the 2020 Indenture, the Notes issued thereunder and the Guarantees thereof, the Existing Notes and the Guarantees thereof and the related indentures and the Senior Credit Facilities, in each case, in effect on such date;

(ii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired (whether by merger, consolidation, acquisition of Capital Stock or otherwise) by the Company or a Restricted Subsidiary (other than Capital Stock or Indebtedness that was Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or acquired by the Company or in contemplation of the transaction) and outstanding on such date; provided that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired and property acquired by such Restricted Subsidiary after its date of acquisition;

(iii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting an amendment, restatement, modification, renewal, increase, refunding, replacement or refinancing of an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement, amendment, restatement, modification, renewal, increase, refunding, replacement or refinancing are not, in the good faith judgment of the Company’s Board of Directors, materially less favorable, taken as a whole, to the Holders of the Notes issued under such Indenture than the encumbrances and restrictions contained in such agreements referred to in clause (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was acquired (whether by merger, consolidation, acquisition of Capital Stock or otherwise) by the Company or a Restricted Subsidiary, whichever is applicable;

(iv)	(a) purchase money obligations for property acquired in the ordinary course of business, (b) Capitalized Lease Obligations permitted under such Indenture, (c) industrial revenue bonds or (d) operating leases, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(v)	any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition (whether by sale, merger, consolidation, acquisition of Capital Stock or otherwise) of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vi)	customary non-assignment provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(vii)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order;

(viii)	customary encumbrances or restrictions existing under or by reason of provisions in joint venture, partnership (limited or general), limited liability company or similar agreements required in connection with the entering into of such transaction;

(ix)	customary restrictions imposed on the transfer, licensing, sub-licensing and assignment of intellectual property and of intellectual property licenses;

(x)	restrictions relating to any Lien permitted under such Indenture imposed by the holder of such Lien;

(xi)	any other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction relating exclusively to the assets that are the subject of the Qualified Receivables Transaction;

(xii)	in the case of Restricted Subsidiaries that are not Subsidiary Guarantors, restrictions imposed under instruments governing Indebtedness Incurred pursuant to the definition of “Permitted Indebtedness”;

(xiii)	in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor, restrictions under the constitutive documents governing such Subsidiary: (A) with respect to Subsidiaries, existing on the Issue Date; and (B) with respect to Subsidiaries created or acquired after the Issue Date: (1) prohibiting such Subsidiary from Guaranteeing Indebtedness of the Company or another Subsidiary; (2) on dividend payments and other distributions solely to permit pro rata dividends and other distributions in respect of any Capital Stock of such Subsidiary; (3) limiting transactions with the Company or another Subsidiary to those with terms that are fair and reasonable to such Subsidiary and no less favorable to such Subsidiary than could have been obtained in an arm’s-length transaction with an unrelated third party; and (4) limiting such Subsidiary’s ability to transfer assets or Incur Indebtedness without the consent of the holders of the Capital Stock of such Subsidiary; and

(xiv)	any encumbrances or restrictions imposed by any amendments, restatements, modifications, renewals, increases, restrictions, encumbrances, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiii) above; provided that such amendments, restatements, modifications, renewals, increases, restrictions, encumbrances, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

Limitation on sales of assets and subsidiary stock

Each Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration (both cash and non-cash) equal to not less than the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents or Replacement Assets. For purposes of this clause (2), each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on the face of the Company’s or such Restricted Subsidiary’s then most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and Subordinated Obligations) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 180 days of the closing of such Asset Disposition; and

(c)	any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate Fair Market Value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed $100.0 million (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value); and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition:

(a)	first, is applied by the Company or such Restricted Subsidiary, as the case may be,

(i)	to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Bank Indebtedness), to prepay, repay or purchase such Bank Indebtedness of the Company or of a Restricted Subsidiary within 365 days from the date of such Asset Disposition (such period, the “Application Period”), unless to the extent such Net Available Cash is otherwise used in accordance with clause (ii); provided, however, that, in connection with any prepayment, repayment or purchase of any such Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased, or

(ii)	to the extent the Company or such Restricted Subsidiary elects, to invest in Replacement Assets within the applicable Application Period; and

(b)	second, to the extent of the balance of the Net Available Cash after application in accordance with (a) above (such balance, “Excess Proceeds”), is applied by the Company or such Restricted Subsidiary, as the case may be, toward an offer to purchase Notes issued under such Indenture as set forth in the next succeeding paragraph;

provided, however, that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by such Indenture.

Each Indenture provides that on the 366th day after an Asset Disposition (or such earlier date, if any, as the Board of Directors of the Company or such Restricted Subsidiary determines that the Net Available Cash will not be applied in accordance with clause (3)(a) of the first paragraph of this covenant), if the aggregate amount of Excess Proceeds exceeds $50.0 million, the Company will be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under such Indenture and, to the extent required by the terms of other Senior Indebtedness, to all holders of other Senior Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Senior Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”) to purchase the maximum principal amount of such Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of such Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in such Indenture or the agreements governing the Pari Passu Notes, as applicable, in integral multiples of $1,000 in principal amount (provided that the unpurchased portion of any Note shall not be less than $2,000 in principal amount) or, in the case of Pari Passu Notes, in such other integral multiples as maybe specified in the agreements governing the Pari Passu Notes. To the extent that the aggregate amount of such Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in such Indenture. If the aggregate principal amount of such Notes and Pari Passu Notes validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer exceeds the amount of Excess Proceeds, the applicable Trustee shall select such Notes and the holders, trustees or similar representatives, as the case may be, of Pari Passu Notes shall select the Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of such tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

Each Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of Notes of the applicable series and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all such Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes of the applicable series and Pari Passu Notes or portions of such Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all such Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in integral multiples of $1,000 in principal amount (provided that the unpurchased portion of any Note shall not be less than $2,000 in principal amount) or, in the case of Pari Passu Notes, in such other integral multiples as may be specified in the agreements governing such Pari Passu Notes. The Company will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note of the same series, and the applicable Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on or promptly following the Asset Disposition Purchase Date.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under the “Merger and consolidation” covenant, which transaction does not constitute a Change of Control, the successor company shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Disposition. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Available Cash for purposes of this covenant.

The Company will comply, to the extent applicable, with the requirements of Rule 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the applicable Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the applicable Indenture by virtue of any conflict.

If the Company is required to make an Asset Disposition Offer, such offer may be subject to restrictions arising out of the terms of our existing and future Indebtedness or other limitations comparable to the restrictions and limitations that may apply to offers to purchase the Notes following a Change of Control. See “Change of control” and “Risk Factors—Risks related to the Notes.” Accordingly, there can be no assurance that the Company will be able to make an Asset Sale Offer or to pay for any Notes tendered for purchase pursuant to such offer.

Limitation on affiliate transactions

Each Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”), involving aggregate consideration in excess of $10.0 million unless:

(1)	the terms of such Affiliate Transaction are no less favorable, taken as a whole, to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $35.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above).

The preceding paragraph will not apply to:

(1)	any Restricted Payment permitted to be made pursuant to the “Limitation on restricted payments” covenant or any Investment described in the definition of “Permitted Investments”;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, stock purchase, ownership or option plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee or director benefits plans provided on behalf of directors, officers, consultants and employees of the Company and its Subsidiaries, in each case, as approved by the Board of Directors of the Company;

(3)	loans or advances to employees, consultants, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries (including for travel, entertainment, moving or relocation) or Guarantees in respect thereof or otherwise made on their behalf (including payment on any such Guarantees) made in compliance with applicable law but in any event not to exceed $15.0 million in the aggregate outstanding (without giving effect to the forgiveness of any such loan) at any one time with respect to all loans or advances made since the Issue Date;

(4)	any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company, a Restricted Subsidiary and/or a Special Purpose Licensed Entity, as the case may be, in accordance with the “Limitation on indebtedness” covenant and the “Limitation on liens” covenant;

(5)	the payment of reasonable and customary fees to directors, and indemnity provided on behalf of, directors, officers, employees or consultants, of the Company or any of its Subsidiaries;

(6)	the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more materially disadvantageous, taken as a whole, to the Holders of the Notes than the terms of the agreements in effect on the Issue Date;

(7)	transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business (including, without limitation, management contracts and payments pursuant to management contracts) with any Person (including, without limitation, any joint venture, limited or general partnership, limited liability company or similar business entity) that owns or has any rights to use property or assets used or useful in a Permitted Business;

(8)	sales of Receivables, or participations therein, in connection with any Qualified Receivables Transaction; and

(9)	transactions relating to any cash pooling arrangement.

Conduct of business

Each Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any other business that is not a Permitted Business.

SEC reports

Each Indenture will provide that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file or furnish with the SEC, and make available to the applicable Trustee and the registered Holders of the Notes issued under such Indenture, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein or in the relevant forms. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act information to the Trustee and the Holders of the Notes issued under such Indenture as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, (a) in the footnotes to the financial statements and (b) in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

For purposes of this covenant, the Company and the Subsidiary Guarantors will be deemed to have furnished the reports to the applicable Trustee and the Holders of applicable Notes as required by this covenant if they have filed or furnished such reports with the SEC via the EDGAR (or successor or similar) filing system and such reports are publicly available.

Merger and consolidation

Each Indenture will provide that the Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the applicable Trustee, in form reasonably satisfactory to such Trustee, all the obligations of the Company under the Notes issued under such Indenture;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction and any related financing, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception;

(4)	each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply or unless the Company is the Successor Company) shall have by supplemental indenture confirmed that its Note Guarantee under such Indenture shall apply to such Successor Company’s obligations in respect of such Indenture and the Notes issued under such Indenture; and

(5)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with such Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding the foregoing, the sale, conveyance, assignment, transfer or other disposition of assets of any Subsidiary in connection with a Qualified Receivables Transaction that complies with the other provisions of the applicable Indenture shall not constitute the sale, conveyance, assignment, transfer or other disposition of all or substantially all the assets of the Company or such Subsidiary for purposes of this “Merger and consolidation” covenant.

The predecessor Company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the preceding clause (3), (w) the Company may effect a reorganization described in the proviso to the definition of “Change of Control,” (x) any Restricted Subsidiary may consolidate with, merge with or into or transfer all or part of its properties and assets to the Company, (y) the Company may merge with or into an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction and (z) the Company may consolidate with, merge with or into or transfer all or part of its properties and assets to a Subsidiary Guarantor.

In addition, each Indenture will provide that the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into any Person (other than another Subsidiary Guarantor or the Company) and will not permit the conveyance, transfer or lease of substantially all of the assets of any Subsidiary Guarantor to any Person (other than another Subsidiary Guarantor or the Company) unless:

(1)	(a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the applicable Trustee, all the obligations of such Subsidiary Guarantor under its Note Guarantee of the Notes issued under such Indenture; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with such Indenture; or

(2)	the transaction is made in compliance with the “Limitation on sales of assets and subsidiary stock” covenant.

Future subsidiary guarantors

Each Indenture will provide that the Company will not permit any Restricted Subsidiary to Guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary (other than a Guarantee by a Foreign Subsidiary of Indebtedness of a Foreign Subsidiary or a Guarantee by a Receivables Subsidiary), unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes issued under such Indenture and all other obligations under such Indenture on a senior basis; provided that, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or a Note Guarantee of such Notes, any Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Note Guarantee of such Notes substantially to the same extent as such Indebtedness is subordinated to such Notes or such Note Guarantee, as the case may be.

The obligations of a Subsidiary Guarantor under its Note Guarantee will be limited as necessary to prevent its Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Each Indenture will provide that any Subsidiary Guarantor shall be released from its obligations under its Note Guarantee of the Notes of any series and its obligations under the related Indenture upon certain circumstances. For additional information, see “—Note Guarantees” above and “—Defeasance” and “—Satisfaction and discharge” below.

Covenant Termination

If on any date following the Issue Date (i) the Notes of either series have Investment Grade Ratings from both of the Rating Agencies, (ii) no Default or Event of Default under the applicable Indenture has occurred and is continuing and (iii) the Company has delivered an officers’ certificate to the applicable Trustee certifying that the conditions set forth in clauses (i) and (ii) above are satisfied (the occurrence of the events described in the foregoing clauses (i), (ii) and (iii) being collectively referred to as a “Covenant Termination Event”), the Company and its Restricted Subsidiaries will no longer be subject to, and will be permanently released from their obligations under, the following provisions of such Indenture:

•	“—Limitation on indebtedness”;

•	“—Limitation on restricted payments”;

•	“—Limitation on restrictions on distributions from restricted subsidiaries”;

•	“—Limitation on sales of assets and subsidiary stock”;

•	“—Limitation on affiliate transactions”;

•	“—Conduct of business”; and

•	clause (3) of the first paragraph of “—Merger and consolidation,”

and no failure by the Company or any Subsidiary to comply with any of the foregoing provisions shall constitute a Default or Event of Default under such Indenture.

There can be no assurance that either series of Notes will ever achieve or maintain Investment Grade Ratings.

Events of default

Under each Indenture, each of the following is an Event of Default under such Indenture:

(1)	default in any payment of interest on any Note issued and outstanding under such Indenture when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note issued and outstanding under such Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Subsidiary Guarantor to comply with its obligations under the “Merger and consolidation” covenant;

(4)	failure by the Company to comply for 30 days after written notice with any of its obligations under the covenants described under “Change of control” above or under the covenants described under “Certain covenants” above (in each case, other than a failure to purchase Notes issued and outstanding under such Indenture, which will constitute an Event of Default under clause (2) above, and other than a failure to comply with the “Merger and consolidation” covenant, which is covered by clause (3));

(5)	failure by the Company to comply for 60 days after written notice with its other agreements contained in such Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee exists on, or is created after, the Issue Date, which default:

(a)	is caused by a failure to pay principal at final maturity of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its final maturity (the “cross-acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(8)	failure by the Company or any Significant Subsidiary to pay the uninsured portion of final judgments aggregating in excess of $75.0 million, which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9)	any Note Guarantee of a Subsidiary Guarantor under such Indenture that is a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of such Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor under such Indenture that is a Significant Subsidiary or group of Subsidiary Guarantors under such Indenture that taken together would constitute a Significant Subsidiary denies or disaffirms its or their, as the case may be, obligations under such Indenture or its Note Guarantee or their Note Guarantees, as the case may be, issued under such Indenture.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the applicable Trustee or the Holders of 25% in principal amount of the Notes outstanding under such Indenture notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default with respect to the Company of the type described in clause (7) above) occurs and is continuing, the applicable Trustee by notice to the Company, or the Holders of at least 25% in principal amount of Notes outstanding under such Indenture by notice to the Company and such Trustee, may, and such Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all such Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of such Notes because an Event of Default described in clause (6) under “Events of default” has occurred and is continuing, the declaration of acceleration of such Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of such Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on such Notes that became due solely because of the acceleration of such Notes, have been cured or waived. If an Event of Default with respect to the Company of the type described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all such Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes under such Indenture may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to such Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default under such Indenture, other than the nonpayment of the principal of, premium, if any, and interest on such Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of each Indenture relating to the duties of the Trustee thereunder, if an Event of Default occurs and is continuing under such Indenture, the Trustee will be under no obligation to exercise any of the rights or powers under such Indenture at the request, order or direction of any of the Holders unless such Holders have offered to such Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to any Indenture or any Notes issued thereunder:

(1)	such Holder has previously given the applicable Trustee notice that an Event of Default under such Indenture is continuing;

(2)	Holders of at least 25% in principal amount of Notes outstanding under such Indenture have requested the applicable Trustee to pursue the remedy;

(3)	such Holders have offered the applicable Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the applicable Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of Notes outstanding under such Indenture have not given the applicable Trustee a direction that, in the opinion of such Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of Notes outstanding under any Indenture are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or of exercising any trust or power conferred on such Trustee. Each Indenture provides that in the event an Event of Default under such Indenture has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or such Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of Notes issued under such Indenture or that would involve the Trustee in personal liability. Prior to taking any action under an Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

Each Indenture provides that if a Default under such Indenture occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of Notes issued under such Indenture notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold notice if and so long as the board of directors or a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of such Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default under such Indenture that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults under such Indenture, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, each Indenture and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of a majority in principal amount of Notes outstanding under such Indenture (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of such Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However, each Indenture shall provide that, without the consent of each Holder of an outstanding Note thereunder affected, no amendment, supplement or waiver may, among other things:

(1)	reduce the amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any such Note;

(3)	reduce the principal of or extend the Stated Maturity of any such Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed as described above under “Optional redemption,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)	make any such Note payable in money other than that stated in such Note;

(6)	impair the right of any Holder of any such Note to receive payment of principal, premium, if any, and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	make any change in the amendment provisions of such Indenture which require each Holder’s consent or in the waiver provisions;

(8)	make any change to the ranking of such Notes or the Note Guarantees thereof that adversely affects the rights of any Holder of such Notes; or

(9)	release any Subsidiary Guarantor from any of its obligations under its Note Guarantee of such Notes, except as permitted by the such Indenture.

Notwithstanding the foregoing, without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend an Indenture and the Notes issued thereunder to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the obligations of the Company under such Indenture or the assumption by a corporation, partnership, trust or limited liability company of the obligations of a Subsidiary Guarantor under such Indenture;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	add Subsidiary Guarantors (or other guarantors) or Note Guarantees (or other Guarantees) with respect to such Notes or release a Subsidiary Guarantor (or any other such guarantor) or any Note Guarantee (or other Guarantee) of such Notes in accordance with the applicable provisions of such Indenture;

(5)	secure such Notes or the Note Guarantees (or any other Guarantee) thereof;

(6)	add to the covenants of the Company for the benefit of the Holders of such Notes or surrender any right or power conferred upon the Company;

(7)	make any change that does not materially adversely affect the rights of any Holder of such Notes;

(8)	comply with any requirement of the SEC in order to effect or maintain the qualification of such Indenture under the Trust Indenture Act;

(9)	release a Subsidiary Guarantor from its obligations under its Note Guarantee (or release any other guarantor from its obligations under its Guarantee) of such Notes or such Indenture in accordance with the applicable provisions of such Indenture;

(10)	provide for the appointment of a successor trustee; provided that such successor trustee is otherwise qualified and eligible to act as such under the terms of such Indenture; or

(11)	conform any provision of such Indenture to this “Description of notes.”

The consent of the Holders is not necessary under any Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under such Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment under such Indenture becomes effective, the Company is required to mail to the

Holders of Notes issued thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such Holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

Defeasance

The Company at any time may terminate all obligations under any Indenture and the Notes issued thereunder (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of such Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of such Notes. If the Company exercises its legal defeasance option, any Note Guarantees of such Notes and all obligations of the Subsidiary Guarantors under such Indenture will terminate.

The Company at any time may terminate its obligations under any Indenture described under “Change of control” and clause (3) of the “Merger and consolidation” covenant and under all of the other covenants described under “Certain covenants” (“covenant defeasance”) and no failure by the Company or any Subsidiary to comply with any of the foregoing provisions shall constitute a Default or Event of Default under such Indenture.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of default” above or because of the failure of the Company to comply with clause (3) of the “Merger and consolidation” covenant above or because of any failure to purchase Notes as described under “Change of control” or “Limitation on sales of assets and subsidiary stock.”

In order to exercise either defeasance option under an Indenture, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes outstanding under such Indenture to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) reasonably acceptable to the Trustee to the effect that Holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law.

Satisfaction and discharge

Each Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes issued thereunder and certain other provisions) as to all outstanding Notes issued thereunder when either

(1)	all such Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2)	(a) all such Notes not delivered to the Trustee for cancellation otherwise (i) have become due and payable, (ii) will become due and payable, or may be called for redemption, within one year or

(iii) have been called for redemption pursuant to the provisions described under “Optional redemption,” and, in any case, the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the Holders of such Notes, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest) on such Notes not theretofore delivered to the Trustee for cancellation,

(b) the Company has paid all sums payable by it under such Indenture, and

(c) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of such Notes at maturity or on the date of redemption, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with. If any Indenture is discharged as aforesaid, all Note Guarantees of the Notes issued thereunder and all obligations of the Subsidiary Guarantors under such Indenture will terminate.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, stockholder, partner or member of, or owner of an equity interest in, of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company under any Notes, any Indenture, any Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indentures and has been appointed by the Company as registrar and paying agent with regard to the Notes.

Governing law

Each Indenture provides that it and the Notes and Note Guarantees issued under such Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“2018 Applicable Premium” means, with respect to any 2018 Note to be redeemed on any redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of such 2018 Note; and

(2)	the excess, if any, of:

(a)	the present value at such redemption date of (i) the redemption price of such 2018 Note at November 1, 2013 (such redemption price being set forth in the table appearing in the first paragraph under the caption “—Optional Redemption—2018 Notes”) plus (ii) all required interest payments due on such 2018 Note through November 1, 2013 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the 2018 Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such 2018 Note.

“2020 Applicable Premium” means, with respect to any 2020 Note to be redeemed on any redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of such 2020 Note; and

(2)	the excess, if any, of:

(a)	the present value at such redemption date of (i) the redemption price of such 2020 Note at November 1, 2014 (such redemption price being set forth in the table appearing in the first paragraph under the caption “—Optional Redemption—2020 Notes”) plus (ii) all required interest payments due on such 2020 Note through November 1, 2014 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the 2020 Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such 2020 Note.

“2018 Treasury Rate” means, as of the applicable redemption date for any 2018 Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 1, 2013; provided, however, that if the period from such redemption date to November 1, 2013 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“2020 Treasury Rate” means, as of the applicable redemption date for any 2020 Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 1, 2014; provided, however, that if the period from such redemption date to November 1, 2014 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional 2018 Notes” means 2018 Notes issued after the Issue Date in accordance with the applicable Indenture.

“Additional 2020 Notes” means 2020 Notes issued after the Issue Date in accordance with the applicable Indenture.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition (other than a license or sub-license entered into in the ordinary course of business), or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a sale, lease, transfer, issuance or other disposition (including, without limitation, by merger, consolidation or sale or other transfer of Capital Stock) by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	the sale or other disposition of cash and cash equivalents in the ordinary course of business;

(3)	a disposition of inventory in the ordinary course of business;

(4)	a disposition of obsolete or worn out equipment or equipment that is disposed of in each case in the ordinary course of business;

(5)	transactions permitted under the “Merger and consolidation” covenant;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(7)	for purposes of the “Limitation on sales of assets and subsidiary stock” covenant only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Company or its Restricted Subsidiaries) or a Restricted Payment made in accordance with the “Limitation on restricted payments” covenant;

(8)	any sale, lease, transfer or other disposition (including, without limitation, by merger, consolidation or sale or other transfer of Capital Stock) of assets (including without limitation the Capital Stock of Subsidiaries) with an aggregate Fair Market Value of less than $50.0 million per transaction or series of related transactions;

(9)	the creation of any Permitted Lien and dispositions in connection with Permitted Liens;

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(11)	the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the “Limitation on indebtedness” covenant;

(12)	any sale, transfer, issuance or other disposition or distribution of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(13)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property to the extent not materially interfering with the business of the Company and its Restricted Subsidiaries taken as a whole;

(14)	sales or other dispositions of assets or property pursuant to Sale/Leaseback Transactions entered into in compliance with the “Limitation on indebtedness” covenant;

(15)	sales or other dispositions of Receivables and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” in a Qualified Receivables Transaction; and

(16)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the “Merger and consolidation” covenant or any disposition that constitutes a Change of Control pursuant to the applicable Indenture.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13, “Accounting for Leases”) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, in respect of the Senior Credit Facilities and any related notes, collateral documents, letters of credit and Guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Facilities, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company at the rate specified therein whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or similar body of such Person or any duly authorized committee thereof. For purposes of clarity, it is understood and agreed that references to a majority or other percentage or portion of the Board of Directors of any Person means a majority or such other percentage or portion of the board of directors or similar body of such Person or of any duly authorized committee thereof.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities with maturities of one year or less from the date of acquisition, issued, fully guaranteed or insured by the United States of America or any agency or instrumentality thereof;

(2)	securities with maturities of one year or less from the date of acquisition issued, fully guaranteed or insured by any State of the United States of America or any political subdivision thereof rated at least AA- by S&P or Aa3 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments;

(3)	certificates of deposit, time deposits, overnight bank deposits, demand deposits or other deposits, bankers’ acceptances and repurchase agreements issued by or in a Qualified Issuer having maturities of 270 days or less from the date of acquisition;

(4)	commercial paper of an issuer rated at least A-2 by S&P or P-2 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments, and having maturities of 270 days or less from the date of acquisition;

(5)	money market accounts or funds, a substantial portion of the assets of which constitute Cash Equivalents described in clauses (1) through (4) above, with, issued by or managed by Qualified Issuers;

(6)	money market accounts or funds, a substantial portion of the assets of which constitute Cash Equivalents described in clauses (1) through (4) above, which money market accounts or funds have net assets of not less than $500.0 million and have the highest rating available of either S&P or Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments;

(7)	money market accounts or funds rated at least AA by S&P and at least Aa by Moody’s;

(8)	auction rate securities rated not less than AAA by S&P and not less than Aaa by Moody’s;

(9)	securities with maturities of one year or less from the date of acquisition issued by, and any certificates of deposit, time deposits, overnight bank deposits, demand deposits, or other accounts issued by or with, a bank or other financial institution to the extent insured by the Federal Deposit Insurance Corporation or any similar or successor entity; and

(10)	in the case of Foreign Subsidiaries of the Company, substantially similar instruments to those set forth in clauses (1) through (9) above.

“Change of Control” means:

(1)	any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); or

(2)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), excluding any such transaction that complies with the “Merger and consolidation” covenant; or

(4)	the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company;

provided that notwithstanding the foregoing the occurrence of a reorganization that results in all the Capital Stock of the Company being held by a Parent Entity shall not result in a Change of Control provided that the shareholders of the Parent Entity immediately after such reorganization are substantially the same as the shareholders of the Company (with substantially equivalent ownership percentages) immediately preceding such reorganization.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Fixed Charges for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility drawn for working capital purposes in the ordinary course of business outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2)	if since the beginning of such period the Company or any Restricted Subsidiary will have made any asset sale or other disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an asset sale or other disposition:

(a)	the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such asset sale or other disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Consolidated Fixed Charges for such period will be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such asset sale or other disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Fixed Charges for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation, acquisition of Capital Stock or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged or consolidated with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness or made any asset sale or other disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) will be determined in good faith by a responsible financial or accounting officer of the Company; provided that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within one year following any such transaction (which operating expense reductions are reasonably expected to be sustainable). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated Debt Expense” means, for any period, without duplication, the total debt expense of the Company and its consolidated Restricted Subsidiaries, computed on a consolidated basis, whether paid or accrued, and included in debt expense as set forth on the statement of operations of the Company, plus, to the extent not included in such debt expense and without duplication:

(1)	interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2)	amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Debt Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Debt Expense);

(3)	non-cash interest expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)	interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6)	cash costs associated with Hedging Obligations (including amortization of fees but excluding mark-to-market charges or adjustments); provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Debt Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(8)	the cash contributions to any employee stock ownership plan or similar trust or stock option plan to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness,” the calculation of Consolidated Debt Expense shall include all interest expense (including any amounts described in clauses (1) through (8) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total debt expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements, (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company and (iii) exclusive of the write-off of deferred financing costs. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Debt Expense.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following, to the extent deducted or taken into account in calculating such Consolidated Net Income:

(1)	Consolidated Fixed Charges;

(2)	Consolidated Income Taxes;

(3)	consolidated expenses for valuation adjustments or impairment charges;

(4)	consolidated depreciation or amortization expense;

(5)	expenses and charges relating to non-controlling interests and equity income in consolidated Subsidiaries; and

(6)	other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding the preceding sentence, clauses (2) through (6) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (6) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Fixed Charges” means, on a consolidated basis and without duplication,

(1)	Consolidated Debt Expense, plus

(2)	the product of (a) all dividends paid or payable, in cash, Cash Equivalents or indebtedness, or accrued during such period on any series of Disqualified Stock of the Company or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Income Taxes” means, with respect to the Company and its consolidated Restricted Subsidiaries for any period, on a consolidated basis and without duplication, taxes imposed upon the Company or other payments required to be made by the Company by any governmental authority which taxes or other payments are calculated by reference to the income or profits of the Company or the Company and its consolidated Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a)	subject to the limitations contained in clauses (3) through (9) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b)	the Company’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income;

(2)	any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, by operation of the terms of its charter, any contract or agreement, operation of law or otherwise, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)	subject to the limitations contained in clauses (3) through (9) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary (excluding the effect of restrictions relating to the Senior Credit Facilities permitted pursuant to clauses (i) and (iii) of the second paragraph of the “Limitation on restrictions on distributions from restricted subsidiaries” covenant) during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b)	for the avoidance of doubt, the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)	any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4)	any gain or loss arising from the early extinguishment of any Indebtedness in connection with the Transactions, including the amortization or write-off of debt issuance costs or debt discount in connection with the Transactions;

(5)	any non-cash compensation charges arising from the grant of, issuance, vesting or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards;

(6)	the cumulative effect of a change in accounting principles;

(7)	any fees, expenses or charges related to the Transactions;

(8)	any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring loss), realized by the Company or any Restricted Subsidiary during such period; and

(9)	gains and losses due solely to fluctuations in currency values.

For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

“Consolidated Total Leverage Ratio” means, as of any date of determination, with respect to the Company and its consolidated Restricted Subsidiaries, the ratio of (x) the aggregate amount of all Indebtedness of the Company and its consolidated Restricted Subsidiaries (“Consolidated Total Indebtedness”) as of the last day of the period of the most recent four consecutive fiscal quarters ending prior to the date of determination for which financial statements are in existence to (y) the aggregate amount of Consolidated EBITDA of the Company and its consolidated Restricted Subsidiaries for such period, all calculated on consolidated basis in accordance with GAAP. For purposes of calculating the Consolidated Total Leverage Ratio, Consolidated EBITDA shall, if necessary, be calculated on a pro forma basis in a manner consistent with the proviso to the first sentence of the definition of “Consolidated Coverage Ratio;” and Consolidated Total Indebtedness shall, if necessary, be calculated on a pro forma basis as follows:

if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the last day of the applicable four quarter period that remains outstanding on the applicable date of determination or if the transaction giving rise to the need to calculate the Consolidated Total Leverage Ratio includes the Incurrence of Indebtedness, Consolidated Total Indebtedness will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the last day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the last day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the last day of such period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Total Leverage Ratio includes a discharge of Indebtedness, Consolidated Total Indebtedness will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the last day of such period.

All such pro forma calculations shall be made in a manner consistent with the second paragraph of the definition of “Consolidated Coverage Ratio,” but without giving effect to the proviso to the first sentence of such second paragraph. In addition, the calculation of the Consolidated Total Leverage Ratio shall be made in a manner consistent with the third paragraph, the fourth paragraph and the sixth paragraph under the “Limitation on indebtedness” covenant above, mutatis mutandis.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of the Company who: (1) was a member of such board of directors on the Issue Date; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

“Coverage Ratio Exception” has the meaning ascribed to such term in the first paragraph of the “Limitation on indebtedness” covenant.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract or other similar currency agreement or arrangements as to which such Person is a party or a beneficiary.

“Default” means , with respect to any Indenture and the Notes issued thereunder, any event which is, or after notice or passage of time or both would be, an Event of Default under such Indenture.

“Designated Noncash Consideration” means the Fair Market Value (as determined in good faith by the Board of Directors) of noncash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Disposition that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale or other transfer of such Designated Noncash Consideration.

“Disqualified Stock” means, with respect to any Indenture and the Notes issued thereunder and with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes issued under such Indenture or (b) on which there are no such Notes outstanding; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in such Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of such Indenture described under the captions “Change of control” or the “Limitation on sales of assets and subsidiary stock” covenant, as the case may be, and such repurchase or redemption complies with the “Limitation on restricted payments” covenant.

“Equity Offering” means an offering for cash (generating gross proceeds of not less than $100.0 million) by the Company (to the extent such offering is not on behalf of selling stockholders) of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8 or any successors thereto.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Notes” the Company’s outstanding 6 5/8% Senior Notes due 2013 and the Company’s outstanding 7 1/4% Senior Subordinated Notes due 2015.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction. Fair Market Value (other than of any asset with a public trading market) (x) of $75.0 million or less shall be determined by Senior Management or the Board of Directors of the Company, in each case, acting reasonably and in good faith and (y) in excess of $75.0 million shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the Trustee.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indentures will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business or undertakings customary in a Qualified Receivables Transaction. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor under any Indenture, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Note Guarantee with respect to the Notes issued under such Indenture pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; provided that solely for purposes of determining compliance with the “Limitation on indebtedness” covenant (i) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (ii) unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of FAS 133), in each case will be deemed not to be an Incurrence of Indebtedness; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	all obligations in respect of indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables and other accrued liabilities arising in the ordinary course of business in connection with obtaining goods, materials or services);

(5)	Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6)	with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)	all Indebtedness of other Persons to the extent Guaranteed by such Person (for purposes of clarity, it is understood and agreed that, if a person Guarantees only a portion of the Indebtedness of another Person, then only the portion of such Indebtedness so guaranteed shall be deemed Indebtedness of the Person Guaranteeing such Indebtedness);

(9)	all obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

(10)	all net obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person;

(11)	all outstanding Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (not including, in either case, any redemption or repurchase premium); and

(12)	to the extent not otherwise included in this definition, the Receivables Transaction Amount outstanding relating to a Qualified Receivables Transaction entered into by such Person.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the applicable Indenture, and if such price is based upon, or measured by, Fair Market Value, the Fair Market Value of such Disqualified Stock.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, “Indebtedness” of any Person shall include Indebtedness described above in this definition that would not appear as a liability on the balance sheet of such Person if:

(1)	such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2)	such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person;

and then such Indebtedness shall be included in an amount not to exceed:

(a)	the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b)	if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers or trade receivables in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(2)	an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

For purposes of the “Limitation on restricted payments” covenant,

(1)

“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a

Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3)	if the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or distribution equal to the Fair Market Value of the Capital Stock of that entity not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means, with respect to any Indenture and the Notes issued thereunder, the date on which any such Notes are first issued under such Indenture.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), in connection with or as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all payments made to discharge any severance liabilities arising in connection with such Asset Disposition;

(4)	all distributions and other payments required to be made to holders of non-controlling interests in Subsidiaries or in joint ventures, limited or general partnerships, limited liability companies or similar business entities or other Persons as a result of such Asset Disposition; and

(5)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Recourse Debt” means Indebtedness of a Person:

(1)	as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness other than any undertakings, indemnities, agreements or instruments which are excluded from the definition of “Guarantee”) or (b) is directly or indirectly liable (as a guarantor or otherwise); and

(2)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the Capital Stock of or other ownership interests in any Unrestricted Subsidiaries).

“Note Guarantee” means, individually and with respect to any Indenture and the Notes issued thereunder, any Guarantee of payment of such Notes by a Subsidiary Guarantor pursuant to the terms of such Indenture and any supplemental indentures thereto, and, collectively, all such Guarantees. Each such Note Guarantee will be in the form prescribed by such Indenture.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion reasonably acceptable to the Trustee from legal counsel. The counsel may be an employee of or counsel to the Company.

“Parent Entity” means, for purposes of the proviso to the definition of “Change of Control”, a newly created entity having, at the time of consummation of a reorganization transaction permitted by such proviso, no assets with a Fair Market Value in excess of $1.0 million (other than Capital Stock of the Company and its Subsidiaries) and no liabilities with a Fair Market Value in excess of $1.0 million, in each case that would be reflected on an unconsolidated balance sheet of such entity at such time.

“Permitted Business” means the businesses engaged in by the Company and its Subsidiaries on the Issue Date as described in the prospectus supplement dated October 5, 2010 relating to the original issuance of Notes, the related prospectus dated September 30, 2010 and the documents incorporated and deemed to be incorporated by reference in such prospectus supplement or prospectus, and businesses of the types that are reasonably related thereto or that are reasonable extensions thereof and, without limitation to the foregoing, any and all healthcare services businesses and any businesses reasonably related thereto or that are reasonable extensions thereof. For purposes of clarity, it is understood and agreed that a business engaged in by a Person other than the Company and its Subsidiaries is a “Permitted Business” so long as it is the type of business described in the preceding sentence.

“Permitted Indebtedness” has the meaning ascribed to such term in the second paragraph of the “Limitation on indebtedness” covenant.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	(a) the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary, and (b) any Investment deemed to be made upon the designation of an Unrestricted Subsidiary as a Restricted Subsidiary;

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3)	cash and Cash Equivalents;

(4)	payroll, travel, moving, entertainment and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(5)	Guarantees issued in accordance with the “Limitation on indebtedness” covenant;

(6)	Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(7)	Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the “Limitation on sales of assets and subsidiary stock” covenant or a Sale/Leaseback Transaction;

(8)	Investments in existence on the Issue Date and any extension, modification or renewal of any such investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments (of cash or otherwise) or other increases thereof or Guarantees (other than as a result of the accrual or accretion of interest or original issue discount or the issuance by such investee of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(9)	Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are both Incurred in compliance with the “Limitation on indebtedness” covenant and of the type described in clause (5) of the definition of “Permitted Indebtedness”;

(10)	Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (10), in an aggregate amount at the time of such Investment not to exceed $100.0 million outstanding at any one time (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	any Investment received in exchange for the Capital Stock of an Unrestricted Subsidiary and Investments owned by an Unrestricted Subsidiary upon its redesignation as a Restricted Subsidiary;

(12)	Investments of the Company or any Restricted Subsidiary in any Special Purpose Licensed Entity which, when aggregated with the aggregate amount of all obligations Guaranteed pursuant to clause (13) of the definition of “Permitted Indebtedness,” shall not exceed $150.0 million at any time outstanding;

(13)	Investments by the Company or a Restricted Subsidiary in connection with a Qualified Receivables Transaction;

(14)	Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection, and lease, workers’ compensation, performance and similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary; and

(15)	any Investment by the Company or a Restricted Subsidiary in a Permitted Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (15) that are at that time outstanding, not to exceed $250.0 million.

“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Indebtedness under one or more Senior Credit Facilities or other Indebtedness Incurred in accordance with the covenant described under “— Certain covenants — Limitation on indebtedness” in an aggregate principal amount outstanding that does not exceed the greater of (A) the aggregate principal amount of Indebtedness permitted to be outstanding under clause (1) of the definition of “Permitted Indebtedness” and (B) the maximum principal amount such that the Secured Indebtedness Leverage Ratio would not exceed 3.5 to 1.0, in each case calculated on a pro forma basis at the time any Indebtedness secured by a Lien pursuant to this clause (1) is Incurred and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom;

(2)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation or regulations or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not more than 60 days past due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate provisions, if any, required pursuant to GAAP have been made in respect thereof;

(5)	Liens in favor of issuers of surety, indemnity, bid, warranty, release, appeal or performance bonds or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute an obligation for money borrowed;

(6)	encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the applicable Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded or appropriate reserves have been established as required by GAAP, if any;

(10)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that:

(a)	the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the applicable Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b)	such Liens are created within 180 days after the completion of the construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto or proceeds thereof;

(11)	banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b)	such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on the Issue Date;

(14)	Liens on property or assets (including improvements, accessions and proceeds in respect thereof) or shares of Capital Stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15)

Liens on property or assets (including improvements, accessions and proceeds in respect thereof) at the time the Company or a Restricted Subsidiary acquired such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

(17)	with respect to each series of Notes, Liens securing the 2018 Notes or the 2020 Notes and any Guarantees thereof;

(18)	Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify Indebtedness that was previously so secured not in violation of the applicable Indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19)	any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20)	Liens in favor of the Company or a Restricted Subsidiary;

(21)	Liens under industrial revenue, municipal or similar bonds;

(22)	Liens in connection with dispositions of self-pay receivables in the ordinary course of business, which the Company or any of its Restricted Subsidiaries believe in good faith cannot be paid in full;

(23)	Liens securing Indebtedness Incurred pursuant to clause (16) of the definition of “Permitted Indebtedness”; provided, however, that such Liens do not extend to the assets or property of the Company or any Subsidiary Guarantor;

(24)	Liens on assets that are the subject of a Qualified Receivables Transaction;

(25)	customary non-assignment provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(26)	(x) Liens securing Indebtedness Incurred pursuant to Sale/Leaseback Transactions entered into in compliance with clause (15) of the definition of “Permitted Indebtedness”, but only to the extent that such Liens attach to the assets or property being financed pursuant to such Sale/Leaseback Transactions and do not encumber any other assets or property of the Company or its Restricted Subsidiaries, and (y) Liens securing Indebtedness Incurred in connection with any Sale/Leaseback Transaction entered into in respect of the Company’s planned headquarters facility (including, without limitation, land, building, improvements and related assets) in Denver, Colorado in an aggregate principal amount not to exceed $125.0 million at any time outstanding (it being understood that, to the extent that Indebtedness of the type described in this clause (y) exceeds $125.0 million, then the amount in excess of $125.0 million may be secured by other Permitted Liens or otherwise in a manner that complies with the “Limitation on liens” covenant);

(27)	Liens and setoff rights securing obligations in respect of, or arising in connection with, cash pooling arrangements so long as any Indebtedness under any such cash pooling arrangement complies with the “Limitation on indebtedness” covenant; and

(28)	in addition to the items referred to in clauses (1) through (27) above, Liens securing Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount which, when taken together with the aggregate principal amount of all other Indebtedness of the Company and its Restricted Subsidiaries secured by Liens Incurred pursuant to this clause (28) and then outstanding, will not exceed $150.0 million.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Qualified Issuer” shall mean any commercial bank that has a combined capital and surplus in excess of $500.0 million.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business.

“Qualified Receivables Transaction” means any sale, factoring or securitization transaction involving Receivables that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer, or may grant a security interest in, any Receivables (whether existing on the Issue Date or arising thereafter) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all bank accounts specifically designated for the collection of such Receivables, all contracts and all guarantees or other obligations in respect of such Receivables, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with sales, factoring or securitizations involving Receivables.

“Rating Agencies” means Moody’s and S&P.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and all proceeds thereof and rights (contractual or otherwise) and collateral related thereto and shall include, in any event, any items of property that would be classified as an account receivable of the Company or any of its subsidiaries or an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” or “proceeds” as so defined of any such items.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Qualified Receivables Transactions, and that engages only in activities reasonably related or incidental thereto.

“Receivables Transaction Amount” means (a) in the case of any Receivables securitization (but excluding any sale or factoring of Receivables), the amount of obligations outstanding under the legal documents entered into as part of such Receivables securitization on any date of determination that would be characterized as principal if such Receivables securitization were structured as a secured lending transaction rather than as a purchase and (b) in the case of any sale or factoring of Receivables, the cash purchase price paid by the buyer in connection with its purchase of Receivables (including any bills of exchange) less the amount of collections received in respect of such Receivables and paid to such buyer, excluding any amounts applied to purchase fees or discount or in the nature of interest, in each case as determined in good faith and in a consistent and commercially reasonable manner by the Company.

“refinance” means to refinance, repay, prepay, replace, exchange, renew, extend or refund; “refinanced” and “refinances” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)	(a) if the Stated Maturity of the Indebtedness being refinanced (the “Refinanced Indebtedness”) is earlier than the Stated Maturity of the Notes issued under the applicable Indenture, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Refinanced Indebtedness or (b) if the Stated Maturity of the Refinanced Indebtedness is later than the Stated Maturity of such Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of such Notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Refinanced Indebtedness;

(3)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Refinanced Indebtedness (plus, without duplication, any additional Indebtedness Incurred to pay interest or dividends owed thereon, any reasonable premium (or premium required to be paid pursuant to the instruments governing such Refinancing Indebtedness) paid to the holders of the Refinanced Indebtedness and reasonable fees and expenses Incurred in connection therewith);

(4)	if the Refinanced Indebtedness is subordinated in right of payment to the Notes issued under the applicable Indenture or the Note Guarantees thereof, such Refinancing Indebtedness is subordinated in right of payment to such Notes or the Note Guarantees thereof, as the case may be, on terms at least as favorable to the Holders of such Notes as those contained in the documentation governing the Refinanced Indebtedness;

(5)	the obligor of Refinancing Indebtedness is the same Person as the obligor of the Refinanced Indebtedness; and

(6)	the proceeds of the Refinancing Indebtedness shall be used substantially concurrently with the Incurrence thereof to redeem or refinance (including pursuant to any defeasance or discharge mechanism) the Refinanced Indebtedness, unless the Refinanced Indebtedness is not then due and is not redeemable or prepayable at the option of the obligor thereof or is redeemable or prepayable only with notice or lapse of time, in which case such proceeds shall be held in a segregated account until the Refinanced Indebtedness becomes due or redeemable or prepayable or such notice or time period lapses and then shall be used to refinance the Refinanced Indebtedness; provided that in any event the Refinanced Indebtedness shall be redeemed or refinanced within one year of the Incurrence of the Refinancing Indebtedness.

“Replacement Assets” means:

(1)	other properties or assets to replace the properties or assets that were the subject of the Asset Disposition;

(2)	properties and assets that are or will be used or useful in businesses of the Company or its Restricted Subsidiaries or a Permitted Business; or

(3)	any Permitted Business or Capital Stock of a Person operating in a Permitted Business to the extent not otherwise prohibited by the applicable Indenture.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning ascribed to such term in the first paragraph of the “Limitation on restricted payments” covenant.

“Restricted Payments Basket” has the meaning ascribed to such term in the first paragraph of the “Limitation on restricted payments” covenant.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Agreement” means the Credit Agreement, dated as of the Issue Date, among the Company, the guarantors party thereto, the several banks and other financial institutions or entities from time to time lenders thereunder and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, including any related letters of credit, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder, extending the maturity of any Indebtedness thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto or with different parties (whether or not such added, substituted or different parties are banks or other institutional lenders)).

“Senior Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt or credit facilities (including the Senior Credit Agreement), commercial paper facilities, indentures or other financing arrangements providing for revolving credit loans, term loans, letters of credit or other Indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any debt or credit facilities, commercial paper facilities, indentures or other financing arrangements that replace, refund or refinance any part of any such debt or credit facilities, commercial paper facilities, indentures, other financing arrangements, loans, letters of credit or other Indebtedness, whether by or with the same or any other agents, lenders or group of lenders, investors or other providers of financing. For the avoidance of doubt, (x) Indebtedness Incurred under the Senior Credit Facilities after the Issue Date, the 2018 Notes and 2020 Notes issued on the Issue Date and the Existing Notes outstanding on the Issue Date (and in each case any Guarantees thereof and related Hedging Obligations) shall not be deemed to be Indebtedness under the Senior Credit Facilities Incurred or outstanding on the Issue Date and (y) Indebtedness in respect of debt securities and Qualified Receivables Transactions and other Indebtedness, and

Guarantees thereof and Hedging Obligations relating thereto, may, at the Company’s option, be Incurred after the Issue Date under the Coverage Ratio Exception or any clause of the definition of “Permitted Indebtedness” (so long as the Indebtedness in respect of such debt securities or Qualified Receivables Transactions or other Indebtedness, as the case may be, is permitted to be Incurred thereunder) and, the Company may, at its option, classify and reclassify Indebtedness in respect of any such debt securities and Qualified Receivables Transactions and other Indebtedness and Guarantees and Hedging Obligations in respect thereof, in whole or in part, as being or not being Senior Credit Facilities at the date of Incurrence and from time to time thereafter.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries for borrowed money that is secured by a Lien on any property of the Company or any of its Restricted Subsidiaries and which Lien arises under any instrument or agreement to which the Company or any of its Restricted Subsidiaries is a party or by which any of them is bound.

“Secured Indebtedness Leverage Ratio” means, as of any date of determination, with respect to the Company and its consolidated Restricted Subsidiaries, the ratio of (x) the aggregate amount of all Secured Indebtedness of the Company and its consolidated Restricted Subsidiaries (“Consolidated Total Secured Indebtedness”) as of the last day of the period of the most recent four consecutive fiscal quarters ending prior to the date of determination for which financial statements are in existence to (y) the aggregate amount of Consolidated EBITDA of the Company and its consolidated Restricted Subsidiaries for such period, all calculated on consolidated basis in accordance with GAAP. For purposes of calculating the Secured Indebtedness Leverage Ratio, Consolidated EBITDA shall, if necessary, be calculated on a pro forma basis in a manner consistent with the proviso to the first sentence of the definition of “Consolidated Coverage Ratio;” and Consolidated Total Secured Indebtedness shall, if necessary, be calculated on a pro forma basis as follows:

if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the last day of the applicable four quarter period that remains outstanding on the applicable date of determination or if the transaction giving rise to the need to calculate the Secured Indebtedness Leverage Ratio includes the Incurrence of Indebtedness, Consolidated Total Secured Indebtedness will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the last day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the last day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the last of such period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Secured Indebtedness Leverage Ratio includes a discharge of Indebtedness, Consolidated Total Secured Indebtedness will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the last day of such period.

All such pro forma calculations shall be made in a manner consistent with the second paragraph of the definition of “Consolidated Coverage Ratio.” In addition, the calculation of the Secured Inbebtedness Leverage Ratio shall be made in a manner consistent with the third paragraph, the fourth paragraph and the sixth paragraph under the “Limitation on indebtedness” covenant above, mutatis mutandis.

“Senior Indebtedness” means, with respect to any Indenture and the Notes issued thereunder. whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, all amounts payable by the Company under or in respect of Indebtedness of the Company, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified in the documentation with respect thereto whether or not a claim for post-filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any Indebtedness Incurred in violation of such Indenture;

(2)	any obligation of the Company to any Subsidiary;

(3)	any liability for Federal, state, foreign, local or other taxes owed or owing by the Company;

(4)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5)	any Indebtedness, Guarantee or obligation of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company, including, without limitation, any Subordinated Obligations; or

(6)	any Capital Stock.

“Senior Management” shall mean the Chairman of the Board (if an officer), President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Special Purpose Licensed Entity” means any Person in a business related to any business of the Company and the Restricted Subsidiaries that (i) the Company and its Restricted Subsidiaries are prohibited from engaging in directly under applicable law, including provisions of state law (a) prohibiting the ownership of healthcare facilities by public companies, (b) prohibiting the corporate practice of medicine or (c) otherwise restricting the ability of the Company or one of its Restricted Subsidiaries to acquire directly a required license to operate a healthcare facility, and (ii) has entered into a transaction or series of transactions with the Company or any of its Restricted Subsidiaries under which:

(x)	the Company or any of its Restricted Subsidiaries provides management, administrative or consulting services to the Special Purpose Licensed Entity;

(y)	the owners of the Special Purpose Licensed Entity are prohibited from transferring any of their interests in the Special Purpose Licensed Entity without the consent of the Company or one of its Restricted Subsidiaries; and

(z)	the Company or one of its Subsidiaries has the right to require the owners of the Special Purpose Licensed Entity to transfer all of their interests in the Special Purpose Licensed Entity to a Person designated by the Company or one of its Restricted Subsidiaries.

“Stated Maturity” means, with respect to any security or Indebtedness, the date specified in such security or the instrument or agreement pursuant to which such Indebtedness was incurred, as the case may be, as the fixed date on which the payment of principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means with respect to any series of Notes, any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to such Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar business entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Subsidiary Guarantor” means, with respect to the Notes of any series, each Subsidiary of the Company in existence on the Issue Date that provides a Note Guarantee of such Notes on the Issue Date and any other Restricted Subsidiary that provides a Note Guarantee of such Notes in accordance with the applicable Indenture; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with such Indenture, such Person ceases to be a Subsidiary Guarantor of such Notes.

“Total Tangible Assets” means as of any date, the total amount of tangible assets of the Company and the Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date.

“Transactions” means the issuance of the 2018 Notes and 2020 Notes on the Issue Date, the entering into of the Senior Credit Agreement, the tender offer for and/or repurchase, redemption or other retirement of the Existing Notes and the application of the proceeds from the issuance of the 2018 Notes and 2020 Notes and borrowings under the Senior Credit Agreement in connection with a tender offer for and/or repurchase, redemption or other retirement of the Existing Notes and otherwise as set forth under “Use of Proceeds” in the prospectus supplement dated October 5, 2010 relating to the original issuance of such Notes on the Issue Date.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if (x):

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3)	such designation and the Investment of the Company in such Subsidiary complies with the “Limitation on restricted payments” covenant;

(4)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5)	such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)	on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms, taken as a whole, substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company; or

(y) with respect to any Receivables Subsidiary, such Subsidiary is designated as an Unrestricted Subsidiary in accordance with the following paragraph.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary (other than a Receivables Subsidiary) would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the Coverage Ratio Exception on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Restricted Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

The notes of each series initially will be represented by one or more permanent global certificates in definitive, fully registered form, which we refer to as the Global Notes. The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York, or DTC, as depository (the “Depository”), and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indentures governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of the Company, the trustee or any paying agent under the indentures governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. Holders will not be entitled to receive notes in physical form except under the limited circumstances set forth below.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the

Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic bookentry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Notes of any series in physical form will be issued in exchange for beneficial interests in the Global Notes of that series only if:

•

the Depository notifies us that it is unwilling or unable to continue as Depository for any Global Note of that series and a successor Depository is not appointed by us within 90 days of such notice, or

•

an Event of Default (as defined) with respect to the notes of that series has occurred and is continuing and the applicable note registrar has received a written request from the Depository to issue notes in physical form.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”) and administrative and judicial interpretations thereof, all as currently in effect, all of which are subject to change (including changes in effective dates and retroactive changes) or possible differing interpretations. This summary deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, partnerships or other pass-through entities, former citizens or residents of the United States, tax exempt organizations, holders that are subject to the alternative minimum tax provisions of the Code, persons holding notes as a hedge against currency risks or part of a “straddle,” “hedge,” “conversion,” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. It also does not deal with persons other than original purchasers of the notes (except where otherwise specifically noted). This discussion does not address the effect of any other U.S. federal taxes (such as gift and estate taxes), the tax considerations arising under the laws of any foreign, state or local jurisdiction, or any reporting requirements of or other tax consequences under the Treasury Regulations relating to certain tax shelter transactions.

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction or tax treaty.

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes (i) a citizen or resident of the U.S., (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts which were in existence on August 20, 1996 and were treated as United States persons under the Code and applicable Treasury Regulations thereunder prior to such date that elect to continue to be so treated also shall be considered U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder or a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of any note, the treatment of a partner in that partnership will generally depend upon the status of such partner and the activities of such partnership. Prospective purchasers that are partnerships or that hold the notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership, or disposition of the notes.

Treatment of the notes as indebtedness

We intend to take the position that, under current law and interpretations thereof, the notes will be classified for U.S. federal income tax purposes as indebtedness. Pursuant to the terms of the notes, we will agree and each holder will agree (by its acceptance of a beneficial ownership interest in a note) to treat the notes as indebtedness for all U.S. federal income tax purposes. No assurance can be given, however, that the Internal Revenue Service, or IRS, will not challenge such position or, if challenged, that such a challenge will not be successful. If the IRS were to assert successfully that the notes should be treated as equity for U.S. federal income tax purposes, the tax treatment of the notes would differ from that described below. The remainder of this discussion assumes that the notes will be classified as indebtedness for U.S. federal income tax purposes.

U.S. Holders

Payments of interest. Payments of interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. Holder’s regular method of tax accounting.

We will be obligated to pay additional interest on the notes under certain circumstances described in “Description of Notes—General—Defaulted interest.” Under the Treasury Regulations, the possibility of additional payments on a debt instrument may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by the holder in respect of the debt instrument (or the timing of such recognition) if the likelihood of the payments, as of the date the debt instrument is issued, is remote or the amount of potential payments is incidental. We believe that the likelihood of any such payments of additional interest is remote. Therefore, although the matter is not free from doubt, any additional interest should be taxable as ordinary income at the time it is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS and it is possible that the IRS might take a different position from that described above, in which case the timing and amount of income inclusion may be different from that described above. U.S. Holders should consult their tax advisors about the treatment of the possibility of payments of additional interest.

Disposition of a note. Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition of a note (other than amounts representing accrued and unpaid interest, which will be taxable as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal such U.S. Holder’s initial investment in the note. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the note had been held at the time of disposition for more than one year. Long-term capital gains of certain taxpayers will be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Recently enacted legislation. Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes interest and gains from a disposition of a note) of certain individuals, trusts and estates, for taxable years beginning after December 31, 2012. Prospective investors in the notes should consult their tax advisors regarding the possible applicability of this tax to an investment in the notes.

Non-U.S. Holders

Payments of interest. A non-U.S. Holder that is an individual or corporation (or an entity treated as a corporation for federal income tax purposes) holding the notes on its own behalf will not be subject to U.S. federal income taxes on payments of interest on a note, unless such non-U.S. Holder is (i) a direct or indirect 10% or greater shareholder of DaVita, (ii) a controlled foreign corporation related to DaVita, or (iii) a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note,

•	certifies that such owner is not a U.S. Holder, and

•	provides the beneficial owner’s name and address.

A “Withholding Agent” is the last U.S. payor (or a non-U.S. payor that is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a non-U.S. Holder (which itself is not a Withholding Agent). Generally, this statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of such change and furnish a new W-8BEN. A noteholder that is not an individual or corporation (or an entity treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of notes held by a foreign partnership (or foreign trust), the partners (or beneficiaries) rather than the partnership (or trust) will be required to provide the certification discussed above, and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the non-U.S. Holder was a U.S. person provided the non-U.S. Holder provides to the Withholding Agent an IRS Form W-8ECI. In addition, if the non-U.S. Holder is a corporation, any effectively connected income will generally be subject to a “branch profits tax” at a rate of 30% (or a reduced rate under an applicable treaty).

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner’s W-8BEN (or the substitute form).

Disposition of a note. Generally, a non-U.S. Holder will not be subject to U.S. federal income taxes on any amount that constitutes gain upon the sale, exchange, redemption, retirement or other taxable disposition of a note, unless (i) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the U.S. and certain other conditions are met or (ii) such gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder (and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base maintained by such holder in the U.S.). In addition, if the non-U.S. Holder is a corporation, any such effectively connected gain will generally be subject to a “branch profits tax” at a rate of 30% (or a reduced rate under an applicable treaty).

Alternative characterization of the notes. As discussed above, we intend to take the position that the notes will be classified for U.S. federal income tax purposes as indebtedness. If, however, the IRS were to assert successfully that the notes should be treated as equity for U.S. federal income tax purposes, this alternative characterization may result in material adverse tax consequences to non-U.S. Holders. In particular, interest paid on the notes and distributions with respect to the notes would be treated as distributions with respect to our stock. Consequently, non-U.S. Holders would be subject to withholding at a rate of 30% (or such lower rate as may be specified in an applicable tax treaty) to the extent distributions are characterized as dividends from sources within the U.S. for U.S. federal income tax purposes.

Information reporting and backup withholding

Backup withholding of U.S. federal income tax may apply to payments made in respect of the notes to registered owners that are not “exempt recipients” and that fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption.

Generally, compliance with the identification procedures described above under “—Non-U.S. Holders—Payments of interest” would establish an exemption from backup withholding for those non-U.S. Holders that are not exempt recipients. However, we may be required to report annually to the IRS and to the

non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to the non-U.S. Holder, regardless of whether any tax was actually withheld, and proceeds from sales or other dispositions of the notes. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.

Upon the sale or other disposition of a note to (or through) a broker, the broker must report the sale and withhold on the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would generally be made on a W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

UNDERWRITING

Banc of America Securities LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of 2018 Notes	Principal Amount of 2020 Notes
Banc of America Securities LLC	$155,000,000	$155,000,000
J.P. Morgan Securities LLC	155,000,000	155,000,000
Credit Suisse Securities (USA) LLC	116,250,000	116,250,000
Barclays Capital Inc.	85,250,000	85,250,000
Goldman, Sachs & Co.	85,250,000	85,250,000
Wells Fargo Securities, LLC	85,250,000	85,250,000
Credit Agricole Securities (USA) Inc.	18,600,000	18,600,000
Mitsubishi UFJ Securities (USA), Inc.	18,600,000	18,600,000
RBC Capital Markets Corporation	18,600,000	18,600,000
Scotia Capital (USA) Inc.	18,600,000	18,600,000
SunTrust Robinson Humphrey, Inc.	18,600,000	18,600,000

Total	$775,000,000	$775,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.10% of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at approximately $1,000,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, for a period of 60 days after the date of this prospectus, without first obtaining the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities that are substantially similar to the notes or securities exchangeable for or convertible into debt securities that are substantially similar to the notes, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because such underwriter or its affiliates have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We expect that delivery of the notes will be made against payment therefor on or about October 20, 2010, which will be the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the pricing or the next six succeeding business days will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Affiliates of certain underwriters, including Banc of America Securities LLC, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., Scotia Capital (USA) Inc. and SunTrust Robinson Humphrey, Inc. are lenders and agents under our senior secured credit facility and are expected to be lenders and agents under our new senior secured credit facilities. Banc of America Securities LLC and J.P. Morgan Securities LLC have been engaged to act as the dealer managers and solicitation agents in connection with the Offers and will receive customary fees and expenses in connection therewith. Certain of the underwriters or their respective affiliates may be holders of the Existing Notes and therefore would receive a portion of the proceeds from this offering in connection with the Offers for the Existing Notes. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State once the Prospectus has been approved by the competent authority in such Relevant Member State and published in accordance with the Prospectus Directive as implemented in such Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Banc of America Securities LLC for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by DaVita or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering memorandum relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The shares to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made hereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Notes (and exchange notes) by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets,” pursuant to 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Notes of a portion of the assets of any Plan, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Notes by an ERISA Plan with respect to which the issuer or the initial purchasers or their affiliates may be considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs” that may apply to the acquisition and holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition to the foregoing, the Pension Protection Act of 2006 provides a statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) for transactions between an ERISA Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) solely by reason of providing services to the Plan or by relationship to a service provider, provided that the ERISA Plan fiduciary has made a determination that there is adequate consideration for the transaction.

Because of the foregoing, the Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase (and the exchange of Notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a Note or an exchange note, each purchaser and subsequent transferee of a Note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Notes or exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the Notes (and the exchange of Notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes (and holding the Notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for us by Kim M. Rivera, the Company’s Vice President, General Counsel and Secretary, and Sidley Austin LLP, San Francisco, California, special counsel to the Company. Cahill Gordon & Reindel LLP, New York, New York will act as counsel for the underwriters, and certain regulatory matters will be passed upon for the underwriters by Winston & Strawn, Washington, D.C. Ms. Rivera participates in various employee benefit plans offered by DaVita and as of June 30, 2010 owned 5,000 restricted stock units (none of which were vested) and 60,000 stock-settled stock appreciation rights (none of which were vested).

EXPERTS

The consolidated financial statements and financial statement schedule of DaVita Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to DaVita Inc.’s adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (included in FASB ASC Topic 810, Consolidation), on a prospective basis except for the presentation and disclosure requirements which were applied retrospectively for all periods presented effective January 1, 2009.

INCORPORATION BY REFERENCE

As described in the accompanying prospectus under the caption “Where You Can Find More Information,” we have incorporated by reference in the accompanying prospectus specified documents that we have filed or may file with the SEC under the Securities Exchange Act of 1934, as amended. However, no document or information that we have “furnished” or may in the future “furnish” to (rather than “file” with) the SEC shall be incorporated by reference into this prospectus supplement or the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

DaVita Inc. is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, it files annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. DaVita Inc’s SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also inspect information that we file with The New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The address of our internet site is http://www.davita.com. We make available free of charge on or through our internet site DaVita Inc.’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and proxy statements filed or furnished pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. Any internet addresses provided in this prospectus are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our internet site is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any accompanying prospectus supplement or other offering materials. Accordingly, no information in our or any of these other internet addresses is included herein or incorporated or deemed to be incorporated by reference herein.

PROSPECTUS

Debt Securities

and Guarantees

We may offer and sell from time to time, any of the securities listed above, in one or more series.

This prospectus contains a general description of the securities we may offer for sale. The specific terms of these securities will be contained in one or more supplements to this prospectus. The prospectus supplements may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus.

This prospectus may not be used to offer to sell any securities unless accompanied by a prospectus supplement.

We may sell any securities on a continuous or delayed basis directly to investors or through underwriters, dealers or agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters, dealers or agents are involved in the sale of any securities, the applicable prospectus supplement will set forth the names of such underwriters, dealers or agents and any applicable commissions or discounts. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2010.

Prospectus

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus and the applicable prospectus supplement or in any related free writing prospectus we authorize that supplements this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Under the automatic shelf registration process, we may, at any time and from time to time, in one or more offerings, sell debt securities, including any related guarantees, under this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we offer debt securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and the offering. The prospectus supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus and the applicable prospectus supplement, together with the documents incorporated and deemed to be incorporated by reference in this prospectus and the additional information described below under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved.

As used in this prospectus, unless stated otherwise or the context requires otherwise, “DaVita,” “the Company,” “we,” “us” and “our” refer to DaVita Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. We also file certain reports and other information with the New York Stock Exchange, or the NYSE, on which our common stock is traded. Copies of such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our website at http://www.davita.com. However, information on our website is not a part of this prospectus or any accompanying prospectus supplement.

The SEC allows us to “incorporate by reference” in this prospectus information that we file with the SEC, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. This prospectus incorporates by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

•	Current Reports on Form 8-K filed with the SEC on March 5, 2010, March 17, 2010, March 17, 2010, April 14, 2010, May 7, 2010 (excluding Exhibits 99.1 and 99.2), June 9, 2010 and July 15, 2010.

We will provide free of charge a copy of any or all of the information that has been incorporated by reference in this prospectus if you write to or call us at the following:

DaVita Inc.

1551 Wewatta Street

Denver, Colorado 80202

Telephone: (888) 484-7505

Attention: Investor Relations

FORWARD-LOOKING STATEMENTS

This prospectus and the documents deemed to be incorporated by reference in this prospectus contains or may contain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for such statements contained in these documents. All statements that do not concern historical facts are forward-looking statements and include, among other things, statements about our expectations, beliefs, intentions and/or strategies for the future. These forward-looking statements may include statements regarding our future operations, financial condition and prospects, expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, cash flow, operating cash flow, estimated tax rates, capital expenditures, the development of new centers and center acquisitions, government and commercial payment rates, revenue estimating risk and the impact of our related level of indebtedness on our financial performance, including earnings per share. These statements can sometimes be identified by the use of forward looking words such as “may,” “believe,” “will,” “should,” “could,” “would,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “continue,” “seek,” “forecast,” or “intend” or other similar words or expressions of the negative thereof.

These statements involve substantial known and unknown risks and uncertainties that could cause our actual results to differ materially from those described in the forward-looking statements, including, but not limited to:

•	risks resulting from the regulatory environment in which we operate,

•	economic and market conditions,

•	competitive activities,

•	other business conditions,

•	accounting estimates, the variability of our cash flows,

•	the concentration of profits generated from commercial payor plans,

•	continued downward pressure on average realized payment rates from commercial payors, which may result in the loss of revenue or patients,

•	a reduction in the number of patients under higher-paying commercial plans,

•

a reduction in government payment rates or changes to the structure of payments under the Medicare ESRD program or other government-based programs, including, for example, the implementation of a bundled payment rate system beginning January 2011 which will lower reimbursement for services we provide to Medicare patients, and the impact of health care reform legislation that was enacted in the United States in March 2010,

•	changes in pharmaceutical or anemia management practice patterns, payment policies, or pharmaceutical pricing,

•	our ability to maintain contracts with physician medical directors,

•	legal compliance risks, including our continued compliance with complex government regulations,

•	the resolution of ongoing investigations by various federal and state government agencies,

•	continued increased competition from large and medium sized dialysis providers that compete directly with us, and

•	our ability to complete, integrate and successfully operate any businesses we may acquire.

The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective document incorporated by reference herein, as applicable. Except as required by law, we undertake no obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. See “Where You Can Find More Information.”

THE COMPANY

We are a leading provider of kidney dialysis services in the United States for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. ESRD is the stage of advanced kidney impairment that requires continued dialysis treatments or a kidney transplant to sustain life. Dialysis is the removal of toxins, fluids and salts from the blood of ESRD patients by artificial means. As of June 30, 2010, we provided dialysis services in the United States through a network of 1,582 outpatient dialysis centers located in 42 states and the District of Columbia, serving approximately 122,000 patients. Our centers offer outpatient hemodialysis treatments and other ESRD-related services such as the administration of physician-prescribed pharmaceuticals, including erythropoietin, or EPO, vitamin D analogs and iron supplements. We also provide services for home dialysis patients, vascular access, disease management services and laboratory services related to ESRD. As of June 30, 2010, we also provided acute inpatient dialysis services in 714 hospitals.

Our principal executive offices are located at 1551 Wewatta Street, Denver, CO 80202, and our telephone number is (303) 405-2100.

RISK FACTORS

An investment in our debt securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as updated by subsequent annual, quarterly and other reports and documents we file with the SEC that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial condition, results of operations or liquidity could be adversely affected by any of these risks.

The risks and uncertainties we describe are not the only ones we face. Additional risks and uncertainties not known to us or that we deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition, results of operations or liquidity could result in a decline in the value of the debt securities and the loss of all or part of your investment.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges (1)	3.74	3.58	3.01	2.92	2.38	2.86

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations and will be senior debt securities, which will rank equally with any of our other unsecured senior debt. The debt securities will be issued under one or more separate indentures between us and a designated trustee. We will include in a prospectus supplement the specific terms of each series of senior debt securities being offered. In addition, the material terms of any indenture, which will govern the rights of the holders of our senior debt securities will be set forth in the applicable prospectus supplement.

DESCRIPTION OF GUARANTEES

One or more registrants may issue from time to time guarantees for the benefit of holders of our debt securities. Any such guarantees will, unless otherwise specified in the applicable prospectus supplement, include the following terms and conditions, plus any additional terms specified in the accompanying prospectus supplement.

A guarantee will provide that the guarantor unconditionally guarantees the due and punctual payment of the principal, interest (if any), premium (if any) and all other amounts due under the applicable debt securities when the same shall become due and payable, whether at maturity, pursuant to mandatory or optional repayments, by acceleration or otherwise, in each case after any applicable grace periods or notice requirements, according to the terms of the applicable underlying securities. Any guarantee shall be unconditional irrespective of the validity or enforceability of the applicable underlying security, any change or amendment thereto or any other circumstances that may otherwise constitute a legal or equitable discharge or defense of a guarantor. However, the guarantors will not waive presentment or demand of payment or notice with respect to the applicable underlying security unless otherwise provided in the accompanying prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through underwriters, dealers or agents; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any direct purchasers or any underwriters, dealers or agents and their compensation in a prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Kim M. Rivera, the Company’s Vice President, General Counsel and Secretary, and Sidley Austin LLP, San Francisco, California, special counsel to the Company, will pass upon certain legal matters for us with respect to the securities. Ms. Rivera participates in various employee benefit plans offered by DaVita and as of June 30, 2010 owned 5,000 restricted stock units (none of which were vested) and 60,000 stock-settled stock appreciation rights (none of which were vested).

EXPERTS

The consolidated financial statements and financial statement schedule of DaVita Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to DaVita Inc.’s adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (included in FASB ASC Topic 810, Consolidation), on a prospective basis except for the presentation and disclosure requirements which were applied retrospectively for all periods presented effective January 1, 2009.

$1,550,000,000

DaVita Inc.

$775,000,000 6 3/ 8% Senior Notes due 2018

$775,000,000 6 5/ 8% Senior Notes due 2020

PROSPECTUS     SUPPLEMENT

BofA Merrill Lynch

J.P. Morgan

Credit Suisse

Barclays Capital

Goldman, Sachs & Co.

Wells Fargo Securities

Credit Agricole CIB

Mitsubishi UFJ Securities

RBC Capital Markets

Scotia Capital

SunTrust Robinson Humphrey

October 5, 2010